Arthur J. Gallagher & Co.

Notice of 2022 Annual Meeting and Proxy Statement



Gallagher

Insurance | Risk Management | Consulting



March 22, 2022

Dear Fellow Stockholder,

On behalf of our Board of Directors, I invite you to attend our 2022 Annual Meeting of Stockholders. We will be conducting our Annual Meeting virtually again this year. If you are not able to attend, we encourage you to vote by proxy. These proxy materials contain detailed information about the matters on which we are asking you to vote. We hope you will read these materials and then vote in accordance with the Board's recommendations. Your vote is very important to us.

Financial Performance. We had another outstanding year in 2021. On a combined basis, our core brokerage and risk management segments produced adjusted revenue[1] growth of 13.1% (to $6.9 billion) and adjusted EBITDAC[1] growth of 17.2% (to $2.2 billion). We achieved organic revenue growth of 8.6% in our core brokerage and risk management segments, our highest level of organic revenue growth in nearly two decades. We completed acquisitions representing more than $1.0 billion in estimated annualized revenue, including the treaty reinsurance brokerage operations of Willis Towers Watson plc, the largest and most strategic acquisition in our history. It was truly a fantastic year for our franchise, and I am excited about our future.

Board Contributions to our Success. Our Board of Directors is comprised of a group of committed and highly qualified individuals who care deeply about our company and bring a diversity of experiences and perspectives to our Board deliberations. In 2021, we added Teresa H. Clarke as a director and member of the Audit Committee, continuing our commitment to board refreshment and diversity. Our directors' diverse skill sets and independent thought leadership have been invaluable to me and the management team in establishing our long-term business strategy and executing on that strategy. I am grateful to all of our directors for their dedicated service and I encourage you to support each director nominee on this year's ballot.

Commitment to Stockholder Engagement. Our Board values the feedback and insights gained from our engagement with stockholders. During the past year, in addition to our regular discussions with stockholders regarding our financial results, we engaged with stockholders representing more than 50% of shares outstanding on corporate governance, broader environmental, social and governance (ESG) matters, executive compensation, and our proposed long-term incentive plan. We are committed to including our stockholders' perspectives in our deliberations and we believe that regular communication is necessary in order to

ensure thoughtful and informed consideration of evolving best practices in areas of concern for our stockholders.

Our Unique Culture. Now, more than ever, I believe that our culture is a true competitive advantage and a key differentiator when recruiting and retaining talent, attracting acquisition partners, retaining our valued clients and winning new business. Our ability to create long-term value for stockholders depends upon our most important asset, our people. As a testament to our people and their commitment to doing business the right way, this past month we were recognized by the Ethisphere Institute for the 11th consecutive year as one of the World's Most Ethical Companies®.

Looking Ahead. During the course of 2021, we witnessed improvements in economic conditions, business and consumer confidence, and the financial health of our clients. Clients added exposures and coverages to their existing insurance programs, payrolls and covered lives increased, demand for our benefits consulting services grew, and we experienced growth in new arising claim counts within our claims handling business. Many of these favorable dynamics remain in place today, but there are also challenges, including geopolitical instability (for example, the conflict in Ukraine), inflation, supply chain constraints, rising interest rates, and a tight labor market. These conditions create uncertainty but, as we have done in the past, I believe our team will rise to the occasion and meet the challenges that come our way in 2022. With more than 39,000 colleagues continuing to deliver the very best insurance and risk management advice to clients and prospects, day-in and day-out, I am confident that we are positioned for another outstanding year.

On behalf of our Board of Directors, thank you for your continued support. We look forward to welcoming you at our 2022 Annual Meeting.

Sincerely,



J. Patrick Gallagher, Jr. (signature)

J. Patrick Gallagher, Jr.
Chairman of the Board,
President and Chief Executive Officer

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1 *See Exhibit B for reconciliations of non-GAAP measures.*



Arthur J. Gallagher & Co.
2850 Golf Road
Rolling Meadows, Illinois 60008-4050

Notice of 2022 Annual Meeting of Stockholders

Dear Stockholder:

We are pleased to invite you to the 2022 Annual Meeting of Stockholders of Arthur J. Gallagher & Co., which will be held as a virtual meeting, conducted via live audio webcast, on May 10, 2022, at 9:00 AM CDT. At the meeting, stockholders will vote on each item described below and we will transact such other business that properly comes before the meeting.

Voting Items	Board Recommendations
• Elect each of the 10 nominees named in the accompanying Proxy Statement as directors to hold office until our 2023 Annual Meeting (Item 1)	FOR each nominee
• To approve the Arthur J. Gallagher & Co. 2022 Long-Term Incentive Plan, including 13,500,000 shares authorized for issuance thereunder (Item 2)	FOR
• Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022 (Item 3)	FOR
• Approve, on an advisory basis, the compensation of our named executive officers (Item 4)	FOR

Stockholders of record at the close of business on March 16, 2022 are entitled to notice of and to vote at the Annual Meeting. The applicable voting standard and the treatment of abstentions and "broker non-votes" for each of these items are set forth on page 46 of the Proxy Statement. Stockholders may vote shares prior to the meeting by visiting www.proxyvote.com.

On the day of the Annual Meeting, stockholders of record as of the close of business on March 16, 2022, the record date, are entitled to participate in and vote at the Annual Meeting. To participate in the Annual Meeting, including to vote, ask questions, and view the list of registered stockholders as of the record date during the meeting, stockholders of record should go to the meeting website at www.virtualshareholdermeeting.com/AJG2022, enter the 16-digit control number found on your proxy card or Notice of Internet Availability of Proxy Materials, and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice of Internet Availability of Proxy Materials indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in, and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice of Internet Availability of Proxy Materials. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting.

Stockholders are encouraged to log in to the Annual Meeting website before the Annual Meeting begins. Online check-in will be available approximately 10 minutes before the meeting starts. Additional information regarding the rules and procedures for participating in the virtual Annual Meeting will be set forth in our meeting rules of conduct, which stockholders will be able to view during the meeting.

An electronic list of the stockholders of record as of the record date will be available for examination by stockholders at the Annual Meeting website during the meeting. For information on how to access the stockholder list from April 30, 2022 until the meeting, please contact our VP – Investor Relations, whose contact information is at www.ajg.com/ir.

We urge you to read the Proxy Statement for additional information concerning the matters to be considered at the Annual Meeting and then vote in accordance with the Board's recommendations. Your vote is very important to us.

By Order of the Board of Directors

Walter D. Bay

WALTER D. BAY
SECRETARY

March 22, 2022

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 10, 2022:

We are making this Notice of Annual Meeting, this Proxy Statement, our 2021 Annual Report, and the Notice of Internet Availability of Proxy Materials available on the Internet at www.materials.proxyvote.com/363576 and mailing copies of these proxy materials to certain stockholders on or about March 22, 2022.

Proxy Statement

Table of Contents

Corporate Governance

Item 1 – Election of Directors

Evaluation Process for Director Candidates

The Nominating/Governance Committee considers director candidates suggested by stockholders, management or other members of the Board and may hire consultants or search firms to help identify and evaluate potential director candidates. In some cases, nominees have been individuals known to Board members or others through business or other relationships. In the case of Teresa H. Clarke, our Independent Lead Director initially identified her as a potential director nominee. Prior to her nomination, Ms. Clarke met separately with the Chairman and CEO and each member of the Nominating/Governance Committee (which includes our Independent Lead Director), who considered her candidacy. After review and discussion, the Nominating/Governance Committee recommended, and the Board approved, Ms. Clarke's election as a director on July 28, 2021. For information regarding how stockholders can submit a director candidate for consideration by the Nominating/Governance Committee, as well as for information regarding "proxy access," see pages 47-48.

The Nominating/Governance Committee evaluates director candidates by considering their judgment, qualifications, attributes, skills, integrity, gender, racial/ethnic diversity, international business or other experience relevant to our global activities, and other factors it deems appropriate. The Committee looks for candidates who are leaders in the organizations with which they are affiliated and have experience in positions with a high degree of responsibility. The Committee seeks candidates free from relationships or conflicts of interest that could interfere with the director's duties to Gallagher or our stockholders. The Committee also evaluates candidates' independence and takes into account applicable requirements under Securities and Exchange Commission (SEC) rules and New York Stock Exchange (NYSE) listing standards.

Board Diversity

Our Board of Directors reflects diversity of gender, race/ethnicity, nationality, age, professional background and viewpoints. Of our ten directors, three are women and two are racially/ethnically diverse. We are committed to maintaining a diverse and inclusive Board. In 2020, our Board adopted the "Rooney Rule" for director searches. Under this policy, our Governance Guidelines provide that, when recruiting director candidates, the Nominating/Governance Committee includes, and requests that any search firm it engages include, qualified women and racially/ethnically diverse persons in the pool from which new director nominees are chosen. The Committee actively seeks Board members from diverse backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. The Committee assesses the effectiveness of the Board's diversity search policy as part of its annual review process.

Board Nominees and Vote Required

Upon the recommendation of the Nominating/Governance Committee, the Board has nominated our Chairman and CEO and each of the nine individuals listed below to hold office until the next annual meeting and the election and qualification of their successors or, if earlier, until their resignation, death or removal. Each of the nominees currently serves on the Board and has consented to serve for a new term if elected. However, if any nominee should become unable or unwilling to serve, the Board may nominate another person to stand for election or reduce the size of the Board.

Each director nominee who receives more "FOR" votes than "AGAINST" votes at the Annual Meeting will be elected. Any incumbent director nominee who receives a greater number of votes "AGAINST" election than votes "FOR" election is required to tender an offer of resignation for consideration by the Nominating/Governance Committee in accordance with our Governance Guidelines.

Director Qualifications

The table below summarizes the key qualifications and areas of experience that led our Board to conclude that each non-management director nominee is qualified to serve on our Board, but is not intended to be an exhaustive list of their qualifications or contributions.

Non-Management Directors	CEO Experience	Finance / Capital Markets	Legal / Compliance / Regulatory	Risk Management / Governance	Sales and Marketing	International	Insurance Industry	Diversity (gender, racial / ethnic)	Independence
Sherry S. Barrat	X	X		X	X	X		X	X
William L. Bax		X		X					X
Teresa H. Clarke	X	X		X		X		X	X
D. John Coldman	X		X			X	X		
David S. Johnson (Lead Independent Director)	X			X	X	X			X
Kay W. McCurdy		X	X	X				X	X
Christopher C. Miskel	X				X	X		X	X
Ralph J. Nicoletti		X		X		X			X
Norman L. Rosenthal		X		X			X		X

 THE BOARD RECOMMENDS THAT YOU VOTE **FOR** THE ELECTION OF EACH OF THE DIRECTOR NOMINEES LISTED BELOW

Sherry S. Barrat

Age: 72
Director Since: 2013

Independent

Committee Memberships:
Compensation (Chair)
Nominating/Governance
Risk and Compliance

Public Company Boards: 2

Ms. Barrat retired in 2012 as Vice Chairman of Northern Trust Corporation, a global financial holding company headquartered in Chicago, Illinois. She assumed the role of Vice Chairman in March 2011. From 2006 to 2011, Ms. Barrat served as Global President of Northern Trust's personal financial services business, which provides asset management, fiduciary, estate and financial planning, and private banking services to individuals and families around the world. During her 22-year career at Northern Trust, Ms. Barrat served in various other leadership roles and as a member of the Northern Trust Management Committee. Since 1998, Ms. Barrat has served as a director of NextEra Energy, Inc., one of the largest publicly traded electric power companies in the United States, where she serves as lead director and on the compensation and governance & nominating committees. Since 2013, Ms. Barrat has also served as an independent trustee or director of certain Prudential Insurance mutual funds, where she serves as vice chair of the investment review committee and a member of the governance & nominating and compliance committees.

Skills and Qualifications

Ms. Barrat's qualifications to serve on our Board and chair our Compensation Committee include her executive management, operational and financial experience, in particular her deep understanding of the financial services industry and her experience leading a global client service and sales organization.

William L. Bax

Age: 78
Director Since: 2006

Independent

Committee Memberships:
Audit
Risk and Compliance (Chair)

Public Company Boards: 1

Mr. Bax was Managing Partner of the Chicago office of PricewaterhouseCoopers (PwC), an international accounting, auditing and consulting firm, from 1997 until his retirement in 2003, and was a partner in the firm for 26 years. Mr. Bax previously served as a director of Sears, Roebuck & Co., a publicly traded retail company, from 2003 to 2005; Andrew Corporation, a publicly traded communications products company, from 2006 to 2007; and mutual fund companies Northern Funds/Northern Institutional Funds, from 2006 to 2018.

Skills and Qualifications

Mr. Bax's qualifications to serve on our Board and as Chair of our Risk and Compliance Committee include his 26 years as a partner and six years as head of PwC's Chicago office, his tenure on the boards of two public companies and his experience advising public companies on accounting and disclosure issues.

Teresa H. Clarke

Age: 59
Director Since: 2021

Independent

Committee Memberships:
Audit

Public Company Boards: 2

Since 2010, Ms. Clarke has served as Chair and CEO of Africa.com LLC, a holding company with various digital media assets showcasing Africa-related content. Prior to 2010, Ms. Clarke served in various leadership roles at Goldman Sachs & Co., a publicly traded investment banking and securities firm. During her tenure of over twelve years at Goldman Sachs, she led corporate finance and merger & acquisition transactions for corporate clients in the industrials and real estate sectors. From 2016 to 2020, Ms. Clarke served as a director of Change Financial Limited, a publicly traded fintech company (Australian Stock Exchange), where she served as Board Chair and as a member of the Audit Committee. From 2016 to 2020, she also served as a director of Cim Group Ltd, a publicly traded financial services company (Mauritius Stock Exchange), where she served as a member of the corporate governance committee. Since 2021, Ms. Clarke has served as a director and audit committee member of American Tower Corporation, a publicly traded global real estate investment trust that owns, operates and develops multitenant communications real estate.

Skills and Qualifications

Ms. Clarke's qualifications to serve on our Board include her extensive investment banking expertise, particularly in the areas of corporate finance and mergers & acquisitions.

D. John Coldman, OBE

Age: 74
Director Since: 2014

Public Company Boards: 1

Mr. Coldman began his career at WT Greig, a reinsurance broker. In 1988, he became Managing Director and in 1996 was appointed Chairman of The Benfield Group, the world's leading independent reinsurance and risk intermediary, until its acquisition by Aon Corporation in 2008. From 2001 to 2006, Mr. Coldman served as Deputy Chairman and a Member of Council of Lloyd's of London. He is also a past Chairman of Brit PLC, a publicly traded global specialty insurer and reinsurer, from 1996 to 2000, and Omega Insurance Holdings Limited, a publicly traded insurance and reinsurance group, from 2010 to 2012.
Mr. Coldman served as the non-executive Chairman of Roodlane Medical Ltd., a privately held healthcare services provider, from 2007 to 2011. A U.K. citizen, Mr. Coldman was appointed an Officer of the Order of the British Empire (OBE) in the Queen's Birthday Honours List 2017, for "services to business, young people, and charity."

Skills and Qualifications

Mr. Coldman's qualifications to serve on our Board include his international insurance industry knowledge, his experience within the Lloyd's and London marketplaces, his experience with public company matters and mergers and acquisitions, and his significant expertise in reinsurance.

In October 2021, Mr. Coldman entered into an agreement with one of our U.K. subsidiaries to provide limited advisory services in connection with Gallagher Re, our reinsurance brokerage operation, which includes the treaty reinsurance brokerage operation acquired from Willis Towers Watson in December 2021. As a result of this agreement, Mr. Coldman is no longer considered independent. The Nominating/Governance Committee reviewed Mr. Coldman's qualifications in light of this lack of independence and determined that Mr. Coldman possesses expertise that will be valuable to the Board's deliberations and oversight of Gallagher Re and the integration of the Willis Re acquisition.

J. Patrick Gallagher, Jr.

Age: 70
Director Since: 1986

Chairman of the Board Since:
2006

Public Company Boards: 1

Mr. Gallagher has spent his entire career with Arthur J. Gallagher & Co. in a variety of management positions, starting as a Production Account Executive in 1974, then serving as Vice President of Operations from 1985 to 1990, as President and Chief Operating Officer from 1990 to 1995, and as President and Chief Executive Officer since 1995. From 2011 to 2019, Mr. Gallagher served on the board of directors of InnerWorkings, Inc., a global, publicly traded provider of managed print, packaging and promotional solutions, where he was appointed to its compensation and nominating/governance committees.

Skills and Qualifications
Mr. Gallagher is the only member of management serving on the Board. His 48 years of experience with our company and 36 years of service on the Board, his deep knowledge of our company and the insurance industry and his extensive leadership experience greatly enhance the Board's decision making and enable Mr. Gallagher to serve as a highly effective Chairman of the Board.

David S. Johnson

Age: 65
Director Since: 2003

Independent Lead Director Since: 2016

Committee Memberships:
Compensation
Nominating/Governance
Risk and Compliance

Public Company Boards: 1

Mr. Johnson served as Chief Executive Officer of North America for Aryzta AG, a publicly traded global food business, from 2018 to 2020, and as Non-Executive Chairman from January 2020 to February 2021. From 2009 to 2017, he served as President and Chief Executive Officer of the Americas for Barry Callebaut AG, the world's largest manufacturer of cocoa and chocolate products, where he also served on the global executive committee. Mr. Johnson served as President and Chief Executive Officer, and as a member of the board, of Michael Foods, Inc., a food processor and distributor, from 2008 to 2009, and as Michael Foods' President and Chief Operating Officer from 2007 to 2008. From 1986 to 2006, Mr. Johnson served in a variety of senior management roles at Kraft Foods Global, Inc., a global food and beverage company, most recently as President of Kraft Foods North America, and as a member of Kraft Foods' Management Committee. Prior to that, he held senior positions in marketing, strategy, operations, procurement and general management at Kraft Foods.

Skills and Qualifications
Mr. Johnson's qualifications to serve on our Board and as Lead Director include his experience as a senior executive of global businesses and his knowledge of corporate governance and executive compensation best practices.

Kay W. McCurdy

Age: 71
Director Since: 2005

Independent

Committee Memberships:
Compensation
Nominating/Governance (Chair)
Risk and Compliance

Public Company Boards: 1

Ms. McCurdy practiced corporate and finance law from 1975 to 2019 at the law firm of Locke Lord LLP, where she was a partner from 1983 to 2012 and Of Counsel from 2012 to 2019. She served on the firm's Executive Committee from 2004 to 2006. During her career as a corporate and finance attorney, Ms. McCurdy represented numerous companies on a wide range of matters, including financing transactions, mergers and acquisitions, securities offerings, executive compensation and corporate governance. Ms. McCurdy served as a director of Trek Bicycle Corporation, a leading bicycle manufacturer, from 1998 to 2007. Ms. McCurdy is a National Association of Corporate Directors (NACD) Certified Director and a director and secretary of the Chicago chapter of NACD.

Skills and Qualifications
Ms. McCurdy's qualifications to serve on our Board and chair the Nominating/Governance Committee include her experience advising companies regarding legal, public disclosure, corporate governance, mergers and acquisitions and executive compensation issues. Ms. McCurdy is also NACD Directorship Certified.

Christopher C. Miskel

Age: 47
Director Since: 2020

Independent

Committee Memberships:
Audit

Public Company Boards: 1

Since 2017, Mr. Miskel has served as President and Chief Executive Officer of Versiti, Inc., one of the largest independent blood products supply companies in the United States. From 2013 to 2017, Mr. Miskel served in senior management roles at Baxter International Inc., a publicly traded healthcare company, Baxalta Incorporated, which spun off from Baxter in July 2015, and Shire plc, which acquired Baxalta in June 2016. During this period, Mr. Miskel served as Vice President, U.S. BioScience National Accounts from 2013 to 2014, as Vice President, Plasma Strategy and New Product Development from 2014 to 2015, and as Head – Global Immunology from 2015 to 2017. Prior to 2013, he served in roles of increasing responsibility at Eli Lilly and Company, a publicly traded healthcare company.

Skills and Qualifications

Mr. Miskel's qualifications to serve on our Board include his senior executive experience, his involvement in setting strategy for large businesses such as Lilly, Baxter, Baxalta and Shire, his extensive sales and marketing experience, and his knowledge of the healthcare industry and related privacy and cybersecurity issues.

Ralph J. Nicoletti

Age: 64
Director Since: 2016

Independent

Committee Memberships:
Audit (Chair)

Public Company Boards: 1

Mr. Nicoletti served as Senior Vice President and Chief Financial Officer of The AZEK Company, Inc., a publicly traded building products company, from January 2019 to August 2021. Prior to joining AZEK, Mr. Nicoletti served as Executive Vice President and Chief Financial Officer of Newell Brands, Inc., a publicly traded consumer goods company, from June 2016 to December 2018; as Executive Vice President and Chief Financial Officer of Tiffany & Co., a publicly traded jewelry business, from April 2014 to May 2016; and as Executive Vice President and Chief Financial Officer of Cigna Corporation, a publicly traded global health services and insurance company, from 2011 to 2013; and of Alberto Culver, Inc., a publicly traded manufacturer and distributor of beauty products, from 2007 to 2011. Prior to that, Mr. Nicoletti held a number of financial management positions at Kraft Foods, Inc., finishing his tenure there as Senior Vice President of Corporate Audit. Mr. Nicoletti also serves as a member of the Board and Chair of the Audit Committee of Cooper's Hawk Winery & Restaurants.

Skills and Qualifications

Mr. Nicoletti's qualifications to serve on our Board and chair our Audit Committee include his experience as a senior executive of global businesses, his deep financial management expertise, capital markets experience and his experience managing privacy and cybersecurity issues.

Norman L. Rosenthal, Ph.D.

Age: 70
Director Since: 2008

Independent

Committee Memberships:
Audit

Public Company Boards: 1

Since 1996, Dr. Rosenthal has been President of Norman L. Rosenthal & Associates, Inc., a management consulting firm that specializes in the property and casualty insurance industry. He is also an affiliated partner of Lindsay Goldberg LLC, a private equity firm.
Dr. Rosenthal served on the board and as a member of the compensation committee of National Interstate Corporation, a publicly traded insurance company specializing in commercial transportation exposures, from June 2015 until it was acquired by another insurance company in November 2016. He currently serves on the board of The Plymouth Rock Company, a privately held group of auto and homeowners' insurance companies, as well as that of its subsidiary, Plymouth Rock Management Company of New Jersey. Prior to 1996, Dr. Rosenthal spent 15 years as a securities analyst in the property and casualty insurance industry at Morgan Stanley & Co., finishing his tenure there as Managing Director.
Dr. Rosenthal holds a Ph.D. in Business and Applied Economics, with an insurance focus, from the Wharton School of the University of Pennsylvania.

Skills and Qualifications

Dr. Rosenthal's qualifications to serve on our Board include his extensive experience in the insurance and finance industries and his experience as a securities analyst.

Board Leadership Structure

Pat Gallagher currently serves as Chairman of the Board and CEO. With the exception of the Chairman and Mr. Coldman, all Board members are independent and actively oversee the activities of the Chairman and other members of the senior management team. We believe that our Board leadership structure allows us to take advantage of Pat Gallagher's extensive experience and knowledge of our business, which enriches the Board's decision making. Pat Gallagher's role as Chairman and CEO also enhances communication and coordination between management and the Board on critical issues.

David Johnson has served as our independent Lead Director since 2016. The duties and responsibilities of the independent Lead Director are set forth below.

Independent Lead Director Duties & Responsibilities
Act as a liaison between the Chairman and the non-management directors
Be available for consultation and communication with stockholders as appropriate
Call and preside over executive sessions of the non-management directors without the Chairman or other members of management present
Consult with the Chairman and approve Board meeting agendas and schedules
Consult with the Chairman and approve information provided to the Board
Consult with committee chairs with respect to agendas and information needs relating to committee meetings
Work closely with and act as an advisor to the Chairman; be available to discuss with other directors concerns about the company or the Board and relay those concerns, where appropriate, to the Chairman or other members of the Board; and be familiar with corporate governance best practices
Provide leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict
Conduct the annual performance evaluation of the Chairman and CEO in his capacity as Chairman and, together with the Nominating/Governance Committee, evaluate the Board as a whole and review the contributions of each Board member
Perform such other duties and responsibilities as the Board may determine

The non-management directors meet regularly in executive sessions. Executive sessions are held at the beginning and at the end of each regularly scheduled in-person or telephonic Board meeting. Other executive sessions may be called by the Lead Director at his discretion or at the request of the Board. The committees of the Board also meet regularly in executive sessions. Executive sessions are chaired by our independent Lead Director. The Board believes that its leadership structure as described above provides an effective framework for addressing the risks and opportunities facing our company.

Director Independence

The Board has conducted its annual review of the independence of each director nominee under NYSE standards and the independence standards set forth in Appendix A of our Governance Guidelines (available on our website located at www.ajg.com/ir, under the heading "Corporate Governance"). Based upon its review, the Board has concluded in its business judgment that, with the exception of Pat Gallagher and D. John Coldman, each of the other director nominees (Sherry S. Barrat, William L. Bax, Teresa H. Clarke, David S. Johnson, Kay W. McCurdy, Christopher C. Miskel, Ralph J. Nicoletti, and Norman L. Rosenthal) is independent.

Compensation Committee Interlocks and Insider Participation

During 2021, Sherry S. Barrat, David S. Johnson, Kay W. McCurdy and D. John Coldman served on the Compensation Committee with Sherry S. Barrat serving as Chair. Currently, the Compensation Committee consists of Sherry S. Barrat, David S. Johnson and Kay W. McCurdy. Other than Mr. Coldman, who is no longer serving on the Compensation Committee, none of the members of the Board who served on the Compensation Committee during 2021 is a former or current officer or employee of the company or any of its subsidiaries, is involved in a relationship requiring disclosure as an interlocking executive officer/director, or had any relationship requiring disclosure under Item 404 of Regulation S-K. Mr. Coldman resigned from the Compensation Committee, effective as of March 2, 2022 because during our most recent annual governance review, it was determined that Mr. Coldman was no longer independent.

Board's Role in Risk Oversight

The Board has delegated primary responsibility for risk oversight at Gallagher to the Risk and Compliance Committee. However, the Board retains overall responsibility for risk oversight and reviews significant risk matters at the full-Board level when appropriate.

The Risk and Compliance Committee oversees enterprise risk management (ERM) and compliance with laws and regulations. Among other things, the Committee regularly reviews our major risk exposures and management's activities to mitigate and monitor such exposures, reviews our business continuity and crisis management framework, including our incident response plans, reviews and discusses with management our risk appetite statements, reviews our ethics and compliance program, including our Global Standards of Business Conduct and significant legal and regulatory compliance matters, and receives reports and presentations as appropriate from outside advisors, such as the independent auditors, compensation consultant or legal counsel, regarding risks facing us and our risk management and ethics and compliance programs. Our Global Chief Compliance Officer, Global Chief Information Officer, and/or Global Chief Information Security Officer attend each meeting of the Committee and report on significant compliance, data privacy and cybersecurity issues. The company also has a management-level ERM Committee consisting of a Chair and senior personnel representing functional and business areas within the company, with broad oversight of ERM. The Chair of the ERM Committee attends each meeting of the Risk and Compliance Committee and reports on the company's most significant risk exposures and other ERM matters. See page 9, below, for additional information regarding the responsibilities and activities of the Risk and Compliance Committee.

The other committees of the Board oversee the management of risks within their areas of responsibility. The Risk and Compliance Committee coordinates and communicates with these other committees as appropriate. In addition, to facilitate coordination and communication between the committees with respect to risk matters, the Risk and Compliance Committee includes at least one member from each other committee. The Risk and Compliance Committee (and each other committee as appropriate) reports regularly to the Board regarding our major risks and steps undertaken to monitor and mitigate such risks.

For each committee of the Board, the tables below set forth its primary responsibilities, including certain key matters relating to risk oversight, as well as its membership, independence, and number of meetings held in 2021.

See "Environmental, Social and Governance (ESG) Oversight and Activities" beginning on page 10 for information regarding each committee's role in overseeing ESG matters.

Audit Committee

Met 5 times in 2021

Committee Members:
Ralph J. Nicoletti (Chair)
William L. Bax
Teresa H. Clarke*
Christopher C. Miskel
Norman L. Rosenthal

*Appointed to the Audit Committee on July 28, 2021

The Audit Committee's responsibilities include general oversight of the integrity of our financial statements; finance activities; our compliance with legal and regulatory requirements; our independent registered public accounting firm's qualifications and independence; the performance of our internal audit function and independent registered public accounting firm; and, in coordination with the Risk and Compliance Committee, enterprise risk assessment and management. The Audit Committee manages our relationship with our independent registered public accounting firm and is responsible for the appointment, retention, termination and compensation of the independent auditor.

Internal Audit

The Committee oversees an internal audit department, the head of which reports directly to the Committee (on matters other than day-to-day operations). The internal audit department is independent from management and the Committee defines its responsibilities. Among other things, the purpose of the department is to bring a systematic and disciplined approach to evaluating and improving the effectiveness of our risk management, control and governance processes. The internal audit department evaluates the effectiveness of our risk management processes, performs consulting and advisory services for us related to risk management, and reports significant risk exposures to the Audit Committee or Risk and Compliance Committee, as appropriate.

Independence and Audit Committee Financial Experts

Each member of the Audit Committee meets the additional heightened independence and other requirements of the NYSE listing standards and SEC rules. In addition, the Board has determined that each of Messrs. Bax, Nicoletti and Rosenthal and Ms. Clarke qualifies as an "audit committee financial expert" under SEC rules.

Compensation Committee

Met 5 times in 2021

Committee Members:
Sherry S. Barrat (Chair)
David S. Johnson
Kay W. McCurdy

The Compensation Committee's responsibilities include reviewing and approving compensation arrangements for our executive officers, including our CEO; reviewing the company's strategies and policies related to human capital management; and reviewing our overall compensation structure to avoid incentives that promote excessive risk-taking by executive officers and other employees (see "Compensation Risk Oversight" below). The Compensation Committee engaged a compensation consultant to assist it in carrying out its duties and responsibilities in 2021. The Committee has the sole authority to retain and terminate such compensation consultant and the sole authority to approve such consultant's fees and other retention terms. For more information regarding the role of the Committee's compensation consultant in setting compensation, see page 32.

Compensation Risk Oversight

The Committee reviews our overall compensation policies and practices to determine whether our program provides incentives for executive officers and other employees to take excessive risks. Based upon an analysis conducted by management and discussions between management and the Committee, the Committee has determined that our compensation policies and practices do not present risks that are likely to have a material adverse effect on us or our business. In reaching this determination, the Committee and management noted the following:

(i)   no single business unit bears a disproportionate share of our overall risk profile;

(ii) no single business unit is significantly more profitable than the other business units;

(iii) our compensation practices are substantially consistent across all business units both in the amount and types of compensation awarded;

(iv) substantially all of our revenue-producing employees are sales professionals whose compensation is tied to the amount of revenue received by the company;

(v)   our annual cash incentive program caps payouts at 200% of target awards; and

(vi) our performance share units are capped at 200% of target awards and are based on average performance over a three-year measurement period.

In addition, a significant portion of our senior executives' compensation is deferred and invested in Gallagher stock through our Deferred Equity Participation Plan and our senior executives own significant amounts of Gallagher stock. Stock options vest on the third, fourth and fifth anniversaries of the grant date and restricted stock units vest on the fifth anniversary of the grant date. Based on the above, the Committee believes that our compensation practices help ensure that no single year's results and no single corporate action has a disproportionate effect on executive officers' annual compensation, and encourage steady and consistent long-term performance by our executive officers.

Independence

Each member of the Compensation Committee meets the additional heightened independence and other requirements of the NYSE listing standards.

Nominating/ Governance Committee

Met 3 times in 2021

Committee Members:
Kay W. McCurdy (Chair)
Sherry S. Barrat
Christopher C. Miskel
David S. Johnson

The Nominating/Governance Committee's responsibilities include identifying qualified Board and Board committee candidates; recommending changes to the Board's size and composition; reviewing and making recommendations to the Board with respect to outside director compensation; recommending director independence standards and governance guidelines; and reviewing legal and regulatory compliance risks relating to corporate governance, including the company's political contributions and lobbying activities. The Committee also reviews related person transactions to evaluate whether our directors and executive officers have conflicts of interest that could interfere with their ability to carry out their duties to the company.

Independence

Each member of the Nominating/Governance Committee is independent under NYSE standards.

Risk and Compliance Committee

Met 4 times in 2021

Committee Members:
William L. Bax (Chair)
Kay W. McCurdy
Sherry S. Barrat
David S. Johnson
Norman L. Rosenthal

The Risk and Compliance Committee's responsibilities include reviewing the company's enterprise risk management program, including risk identification, risk appetite, risk assessment and risk mitigation; reviewing management's approach to identify and prioritize the company's most significant risk exposures and discussing with management the steps that have been taken to mitigate and monitor such exposures; reviewing the company's management of risks related to cybersecurity and information security; receiving regular reports from the company's Global Chief Information Officer and/or Global Chief Information Security Officer regarding the overall status of the company's cybersecurity and information security programs; reviewing the company's business continuity and crisis management framework, including the company's incident response plans; and reviewing the company's ethics and compliance program, including the company's Global Standards of Business Conduct and significant legal and regulatory compliance matters.

Independence

Each member of the Risk and Compliance Committee is independent under NYSE standards.

Environmental, Social and Governance (ESG) Oversight and Activities

The Board oversees environmental, social and governance (ESG) matters with assistance from its committees as part of its oversight of management and the company's overall strategy. See below for information regarding the ESG matters for which each committee has responsibility. Following each committee meeting, the respective committee chair reports on the meeting to the full Board. In addition, the company has a management-level committee consisting of employees from across our global businesses and corporate departments, with responsibility for coordinating and communicating the company's ESG initiatives.

Our Sustainability Report, Climate Disclosure Report and other ESG-related materials as they become available, can be found on our website at investor.ajg.com/esg. We expect to include updated disclosures later in 2022 aligned with the Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosure (TCFD). Such reports and other information on our website are not deemed part of this Proxy Statement and are not incorporated by reference.

Audit Committee. The Audit Committee reviews enterprise risk management with the assistance of the Risk and Compliance Committee, including ESG matters such as climate and cybersecurity risks. The Audit Committee also reviews the company's tax planning strategies.

Compensation Committee. The Compensation Committee reviews the company's strategies and policies related to human capital management, including diversity and inclusion, workplace environment and culture, and talent development and retention. The Compensation Committee receives annual reports on diversity and inclusion from the company's Chief Executive Officer and Chief Human Resources Officer.

Nominating/Governance Committee. The Nominating/Governance Committee takes a leadership role in shaping the company's corporate governance principles and practices. As part of succession planning for the Board and key Board and committee leadership roles, the Nominating/Governance Committee takes into consideration candidates' judgment, skills, integrity, gender, racial/ethnic diversity, and business or other experience the Board may find valuable in light of the company's anticipated business needs. In support of its strategy to promote diversity on the Board, the Board adopted a policy that the Nominating/Governance Committee must include qualified women and racially/ethnically diverse candidates in the pool from which new director nominees are chosen. The Nominating/Governance Committee also reviews the company's political contributions and lobbying activities. The Nominating/Governance Committee receives regular updates on governance and other ESG practices and developments from the General Counsel and/or other members of management.

Risk and Compliance Committee. The Risk and Compliance Committee reviews and discusses climate risks and related mitigation strategies identified by the management-level ERM Committee. On a quarterly basis, the company's Global Chief Information Officer and/or Global Chief Information Security Officer updates the Risk and Compliance Committee on the company's cybersecurity program. As part of this update, they provide the Risk and Compliance Committee with a written report. When appropriate, the full Board also receives updates and reports from the Global Chief Information Officer and/or Global Chief Information Security Officer with respect to these topics. In addition, the Risk and Compliance Committee has responsibility for reviewing the company's ethics and compliance program, including the company's Global Standards of Business Conduct, and receives regular reports from the company's Global Chief Compliance Officer.

Other Board Matters

Attendance. The Board expects each director to attend and participate in all Board and applicable committee meetings and annual meetings of stockholders. Each director is expected to prepare for meetings in advance and to dedicate the time necessary to discharge properly his or her responsibilities at each meeting and to ensure other commitments do not materially interfere with his or her service on the Board. During 2021, the Board met 18 times. All of the nominees attended 75% or more of the aggregate meetings of the Board and the committees on which they served during 2021. In addition, all nine directors then serving on the Board attended the 2021 Annual Meeting.

Stockholder Communications with the Board. A stockholder or other party interested in communicating with the Board, any of its committees, the Chairman, the Lead Director, the non-management directors as a group or any director individually may do so by writing to their attention at our principal executive offices, Arthur J. Gallagher & Co., c/o Corporate Secretary, 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. Where

appropriate, our Lead Director is available for consultation and communication with stockholders.

Corporate Governance Materials. We are committed to sound and effective corporate governance. To that end, the Board has adopted Governance Guidelines that set forth principles to assist it in determining director independence and other important corporate governance matters. The Board has also adopted Global Standards of Business Conduct (the Global Standards) that apply to all directors, executive officers and employees. The Global Standards, along with our Governance Guidelines and the charters of the Audit, Compensation, Nominating/Governance and Risk and Compliance Committees, are available at www.ajg.com/ir, under the heading "Corporate Governance." We will provide a copy of the Global Standards or Governance Guidelines without charge to any person who requests a copy by writing to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. We intend to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding any amendment to, or waiver from, the Global Standards with respect to any of our directors or executive officers by posting such information on our website.

Director Compensation

The Board sets the amount and form of non-management director compensation based upon recommendations made by the Nominating/Governance Committee. In 2021, the Nominating/Governance Committee engaged Pearl Meyer to assess the competitiveness of our director pay program against the same peer group that is used to assess the competitiveness of our executive compensation program and an industry survey. Pearl Meyer found that pay levels for our Board were slightly below the median of the identified benchmarks. As a result, in 2021, the annual cash retainer was increased from $105,000 to $110,000 and the target value of the annual equity grant was increased from $150,000 to $160,000.

On May 11, 2021, each non-management director (other than Ms. Clarke) was granted 1,150 restricted stock units that vest on the first anniversary of the date of grant (or immediately upon a director's departure from the Board). Ms. Clarke, who joined the Board on July 28, 2021, was granted 905 restricted stock units on August 2, 2021, subject to the same vesting conditions. Committee Chairs receive additional annual fees as follows: $25,000 for the Audit Committee, $20,000 for each of the Compensation Committee and Risk and Compliance Committee, and $15,000 for the Nominating/Governance Committee. The Lead Director receives an additional annual fee of $30,000. Directors are reimbursed for travel and accommodation expenses incurred in connection with attending Board and committee meetings. Under our stock ownership guidelines, directors with at least five years of service are expected to own an amount of our common stock with a value equal to five times the cash portion of the annual director retainer. All of our directors with five or more years of service meet these guidelines.

Nonemployee directors may elect to defer all or a portion of their annual cash retainer or restricted stock units under our Deferral Plan for Nonemployee Directors. Deferred cash retainers and restricted stock units are converted to notional stock units, which are credited to individuals' accounts along with dividend equivalents when dividends are paid on our common stock. Deferred amounts credited to director's individual accounts are distributed in the form of common stock at a date specified by each director or upon such director's departure from the Board.

Name	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	All Other Compensation	Total ($)
Sherry S. Barrat	128,750	170,729	—	299,479
William L. Bax	128,750	170,729	—	299,479
Teresa H. Clarke[1]	55,000	125,958	—	180,958
D. John Coldman	108,750	170,729	80,936[4]	360,415
David S. Johnson	138,750	170,729	—	309,479
Kay W. McCurdy	123,750	170,729	—	294,479
Christopher C. Miskel	108,750	170,729	—	279,479
Ralph J. Nicoletti	133,750	170,729	—	304,479
Norman L. Rosenthal	108,750	170,729	—	279,479

(1) Ms. Clarke joined the Board of Directors on July 28, 2021.

(2) Mr. Miskel has elected to defer cash retainer payments pursuant to the Deferral Plan for Nonemployee Directors.

(3) This column represents the full grant date fair value of restricted stock units granted in 2021 in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation*, except that in accordance with SEC rules, any estimate for forfeitures is excluded from, and does not reduce, such amounts. For additional information on the valuation assumptions with respect to awards of restricted stock units, refer to Note 12 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2021. Each director had 1,150 unvested restricted stock units outstanding as of December 31, 2021, other than Ms. Clarke, who had 905 unvested restricted stock units outstanding. Messrs. Bax, Miskel, Nicoletti and Rosenthal and Ms. Clarke have elected to defer restricted stock unit awards pursuant to the Deferral Plan for Nonemployee Directors.

(4) For advisory services provided to our U.K. subsidiary in connection with Gallagher Re, our reinsurance brokerage operation, which includes the treaty reinsurance brokerage operation acquired from Willis Towers Watson in December 2021.

Certain Relationships and Related Person Transactions

How We Review and Approve Related Person Transactions

The Company maintains a written Related Person Transactions Policy. We review all relationships and transactions exceeding $120,000 in which the company participates and in which any related person (our directors and executive officers or their immediate family members and any persons owning 5% or more of our common stock) had or will have a direct or indirect material interest. The company's legal staff is primarily responsible for reviewing such relationships and transactions based on the facts and circumstances, and for developing and implementing processes and controls for obtaining and evaluating information about related person transactions. As required by SEC rules, we disclose in this Proxy Statement all such transactions that are determined to be directly or indirectly material to a related person. In addition, the Nominating/Governance Committee reviews and approves or disapproves any such related person transaction. In the course of reviewing and determining whether or not to approve a disclosable related person transaction, the Committee considers the following factors:

• Nature of the related person's interest in the transaction

• Material transaction terms, including the amount involved

• Whether the transaction is on terms no less favorable than could have been reached with an unrelated third party

• For employment arrangements, whether compensation is commensurate with that of other employees with equivalent qualifications and responsibilities and holding similar positions

• Importance and potential benefits of the transaction to the related person and to the company

• Whether the transaction would impair a director or executive officer's judgment to act in the company's best interest

• Whether the transaction was undertaken in the ordinary course of business

• Any other matters the Committee deems appropriate, including the conflicts of interest and corporate opportunity provisions of our Global Standards of Business Conduct.

Related Person Transactions for 2021

In 2021, the following relatives of Pat Gallagher were employed with us: (i) his sister is head of a specialty sales unit within our brokerage segment, and received compensation of $890,000; (ii) one of his sons leads our brokerage operations for the Americas, and received compensation of $1,990,215; (iii) another son is a regional manager within our brokerage segment, and received compensation of $1,006,120; and (iv) a third son is a branch manager within our brokerage segment, and received compensation of $864,836. A son of Tom Gallagher is a producer within our brokerage segment, and received compensation of $494,352. In addition, the wife of Joel Cavaness, one of our executive officers, is a client service leader within our brokerage segment, and received compensation of $456,035. The compensation (salary, bonus, and the grant value of equity and cash awards) of each related person described above was commensurate with that of other employees with equivalent qualifications and responsibilities and holding similar positions.

Tom Gallagher, one of our named executive officers, is a brother of our CEO. His compensation is disclosed in the *2021 Summary Compensation Table* below.

Security Ownership by Certain Beneficial Owners and Management

The table below presents information concerning beneficial ownership of our common stock by: (i) each person we know to be the beneficial owner of more than 5% of our outstanding shares of common stock (as of December 31, 2021); (ii) each of our named executive officers, directors and director nominees (as of March 16, 2022); and (iii) all of our executive officers and directors as a group (as of March 16, 2022). The percentage calculations in this table are based on a total of 209,614,153 shares of our common stock outstanding as of the close of business on March 16, 2022. Unless otherwise indicated below, to our knowledge, the individuals and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. In addition, unless otherwise indicated, the address for all persons named below is c/o Arthur J. Gallagher & Co., 2850 Golf Road, Rolling Meadows, Illinois 60008-4050.

Name	Shares of Common Stock[1]	Common Stock Issuable Within 60 Days of March 16, 2022		Total Beneficial Ownership	Percent of Common Stock Outstanding
		Stock Options	Restricted Stock Units [2]		
5% Stockholders					
The Vanguard Group [3] 100 Vanguard Blvd. Malvern, PA 19355	24,314,580	N/A	N/A	24,314,580	11.6%
BlackRock, Inc. [4] 55 East 52nd Street New York, NY 10055	16,267,719	N/A	N/A	16,267,719	7.8%
Named executive officers, directors and nominees					
Pat Gallagher	993,899[5]	163,485	—	1,157,384	*
Doug Howell	291,833[6]	61,135	—	352,968	*
Tom Gallagher	580,323[7]	91,968	—	672,291	*
Scott Hudson	44,764[8]	83,768	—	128,532	*
Walt Bay	47,168[9]	48,485	—	95,653	*
Sherry S. Barrat	20,968	—	1,150	22,118	*
William L. Bax	44,280	—	1,150	45,430	*
Teresa H. Clarke	—	—	905	905	*
D. John Coldman	10,594	—	1,150	11,744	*
David S. Johnson	47,358	—	1,150	48,508	*
Kay W. McCurdy	31,408	—	1,150	32,558	*
Christopher C. Miskel	2,036[10]	—	1,150	3,186	*
Ralph J. Nicoletti	12,027	—	1,150	13,177	*
Norman L. Rosenthal	35,835[11]	—	1,150	36,985	*
All directors and executive officers as a group (19 people)	**2,391,184**	**631,098**	**10,105**	**3,032,387**	**1.4%**

* Less than 1%

(1) Includes "notional stock units" held under our Supplemental Plan (see page 36) for executive officers. Under this plan, some of our executive officers have deferred equity awards upon vesting or elected to invest other deferred amounts into a Gallagher common stock fund. These deferred notional stock units are included because the plan permits participants to elect to move in and out of the Gallagher common stock fund and, as a result, participants have investment power with respect to the underlying shares.

(2) All non-management director unvested restricted stock units vest immediately upon a director's departure from the Board, and are included because a director could depart the Board at his or her discretion and acquire rights to the underlying stock within 60 days.

(3) Share total obtained from a Schedule 13G/A filed on February 9, 2022 by The Vanguard Group. Vanguard disclosed that it had sole voting power with respect to zero of these shares, shared voting power with respect to 326,133 shares, sole investment power with respect to 23,480,744 shares, and shared investment power with respect to 833,836 shares.

(4) Share total obtained from a Schedule 13G/A filed on February 1, 2022 by BlackRock, Inc. BlackRock disclosed that it had sole voting power with respect to 14,413,836 of these shares and sole investment power with respect to the full number of shares disclosed.

(5) Includes 56,303 notional stock units (see footnote (1) above); 219,186 shares held in trust for the benefit of his children by his wife, Anne M. Gallagher, and another, as trustees, and over which he has shared voting and shared investment power; 243,340 shares held in a revocable trust of which his wife is the sole trustee and over which he has no voting or investment power and therefore disclaims beneficial ownership; 255,965 shares held by Elm Court LLC, a limited liability company of which the voting LLC membership interests are owned by Pat Gallagher and the non-voting LLC membership interests are owned by a grantor retained annuity trust of which Pat Gallagher is the trustee; 66,703 shares held in an irrevocable trust of which he is the sole trustee; 23,448 shares held in trust for the benefit of his children of which he is the sole trustee; and 214 shares held in his 401(k) account.

(6) Includes 218,812 notional stock units (see footnote (1) above); 3,165 shares held by his wife, over which he has no voting or investment power and therefore disclaims beneficial ownership; and 214 shares held in his 401(k) account.

(7) Includes 10,761 notional stock units (see footnote (1) above); 62,295 shares held in a grantor retained annuity trust of which he is the sole beneficiary; 117,360 shares held in trusts for the benefit of his children, of which his wife is the sole trustee, and over which he has no voting or investment power and disclaims beneficial ownership; 32,428 shares held by his wife, over which he has no voting or investment power; 66,709 shares held in an irrevocable trust of which he is the sole trustee; and 214 shares held in his 401(k) account.

(8) Includes 2,319 notional stock units (see footnote (1) above) and 214 shares held in his 401(k) account.

(9) Includes 8,737 notional stock units (see footnote (1) above) and 214 shares held in his 401(k) account.

(10) Includes 176 notional stock units held under our Deferral Plan for Nonemployee Directors (see page 12).

(11) Includes 2,500 shares held in a joint brokerage account with Caryl G. Rosenthal and 2,000 shares held in a joint brokerage account with Marisa F. Rosenthal. These are both margin securities accounts with no loans outstanding. Dr. Rosenthal has shared voting and investment power with respect to these shares.

Item 2 – Approval of the Arthur J. Gallagher & Co. 2022 Long-Term Incentive Plan, Including Approval of 13,500,000 Shares Authorized for Issuance Thereunder

The Board has approved, and is asking our stockholders to approve, the 2022 Long-Term Incentive Plan (2022 LTIP). The 2022 LTIP provides for the grant of incentive awards to directors, officers and other employees of the company. If approved, the 2022 LTIP will replace the 2017 Long-Term Incentive Plan (2017 LTIP) and no new awards will be made under the 2017 LTIP. The maximum number of shares that may be awarded under the 2022 LTIP is 13,500,000 shares, plus any shares subject to outstanding awards under the 2017 LTIP and 2014 Long-Term Incentive Plan (2014 LTIP, and together with the 2017 LTIP, the Prior LTIPs) that are outstanding as of the effective date of the 2022 LTIP and are subsequently settled for cash, forfeited, expired, or for any reason are cancelled or terminated, without resulting in the issuance of shares. A maximum of 3,500,000 shares issued for full value awards (i.e., awards other than stock options or stock appreciation rights (SARs)) will be counted one-for-one against the 13,500,000 share pool; every share subject to a full value award in excess of such limit will count as 3.8 shares against the share pool.

Broad-Based Employee Participation

The Board believes that long-term equity compensation is important to attract, retain and motivate a talented executive team. The Board also believes that broad-based equity participation is a necessary and powerful employee incentive and retention tool that benefits all of our stockholders. From 2017 to 2022, employee participation in our equity compensation plan grew from 3.4% to 5.1% even as our employee population grew by more than 50%. If the 2022 LTIP is approved, our intention is to continue to increase the number of equity plan participants over time consistent with the growth of our business. We believe it is important to continue to align the interests of both our executive team and our key employees with those of our stockholders. Our Board believes that approval of the 2022 LTIP is important to our long-term growth and is in the best interest of our stockholders.

Key Equity Metrics

Approval of the 2022 LTIP will enable us to compete effectively for executive and key employee talent in the coming years, while maintaining reasonable burn rates and overhang. The following table shows key equity metrics over the prior three years:

Fiscal Year	Stock Options Granted	RSUs Granted	PSUs Granted	Actual PSUs Earned	Total Granted[1]	Weighted Average Number of Shares	Unadjusted Burn Rate[2]
2021	1,640,490	327,352	66,930	147,250	2,115,092	202,680,557	1.0
2020	1,590,740	423,121	82,470	156,400	2,170,261	190,995,110	1.1
2019	1,283,300	414,934	73,625	148,350	1,846,584	185,993,839	1.0

(1) Total number of shares granted in a particular fiscal year includes all stock options, RSUs and PSUs for which the performance criteria was approved as attained and earned during such fiscal year.

(2) PSUs granted in the applicable fiscal year and not yet earned are excluded from the calculation of burn rate.

As of March 16, 2022, the record date of the Annual Meeting, our projected voting power dilution will be approximately 6.5% if the 2022 LTIP is approved. This calculation does not include the 6,666,835 shares remaining under the 2017 LTIP as of March 16, 2022, as they will be canceled upon approval of the 2022 LTIP. The calculation reflects the following updated share information:

- 11,817,972 shares that may be issued under equity compensation plans approved by stockholders (9,330,244 shares in connection with outstanding stock options with a weighted-average exercise price of $102.27 and a weighted-average remaining term of 4.7 years; 353,230 shares in connection with earned PSUs; and 2,134,498 shares in connection with unvested RSUs); and

- 12,212 shares that may be issued under equity compensation plans not approved by stockholders (in connection with unvested RSUs under the Restricted Stock Plan). See "Equity Compensation Plan Information" for more information regarding the Restricted Stock Plan.

Selected Features of the 2022 LTIP

The 2022 LTIP continues our approach of aligning our equity compensation program with the interests of our stockholders and with evolving best practices in equity and incentive compensation. The 2022 LTIP includes the following "best practice" features continued from the 2017 LTIP:

• *Minimum Vesting:* the 2022 LTIP includes minimum vesting periods for awards (one year for options, one year for SARs, one year for full value awards to non-management directors and three years for full value awards to other participants), subject to certain exceptions discussed in further detail below.

• *Annual Limit on Director Compensation:* the 2022 LTIP imposes a $500,000 annual limit on equity awards and cash compensation under the 2022 LTIP and otherwise to each non-management director; provided, however, that in the calendar year in which a non-management director first joins the Board or is first designated as Chairman of the Board or Lead Director, the maximum aggregate dollar value of equity-based and cash compensation granted to the participant may be up to 200% of the foregoing limit.

• *No Liberal Share Recycling:* the 2022 LTIP does not permit liberal share recycling, including with respect to shares withheld by the company to pay withholding taxes related to awards.

• *No Single-Trigger Change in Control Vesting*: the 2022 LTIP does not provide for automatic single-trigger change in control award vesting and provides instead for Compensation Committee discretion to determine award treatment in connection with a change in control.

• *Prohibits Dividends or Dividend Equivalents on Unvested Awards*: the 2022 LTIP includes an express prohibition on the payment of dividends or dividend equivalents on unvested awards.

• *No Increase in Shares Without Stockholder Approval:* the 2022 LTIP prohibits any amendment that would increase the number of shares available under the plan without stockholder approval.

• *No "Liberal" Change in Control:* the definition of change in control included in the 2022 LTIP requires an actual change in control to occur and is not triggered by commencement of a tender offer, stockholder approval of an acquisition transaction or similar events.

• *No Repricings:* the 2022 LTIP prohibits "repricing" stock options and SARs and cashing out underwater stock options or SARs without stockholder approval.

• *Clawback:* all awards granted under the 2022 LTIP are subject to recoupment or "clawback," to the extent required by law, regulation or any company policy (including our existing compensation recovery policy).

The Share Reserve under the 2022 LTIP

As part of the Compensation Committee's recommendation to the Board to approve the 2022 LTIP, including the total number of shares available for issuance under the 2022 LTIP, the Committee solicited advice from Pearl Meyer, its independent

compensation consultant, and other internal and external experts to analyze historical share usage (generally referred to as "burn rate"), expected future needs for equity awards within the organization, as well as the dilutive impact of various increases in the total shares available under the plan and the estimated duration of the 2022 LTIP under various scenarios. The Committee also took into account the views of several of our largest stockholders with respect to such issues, which management solicited during an outreach conducted in 2021 and early 2022. Specifically, the Compensation Committee considered:

• *Historical Burn Rate*: Our equity plan share usage during 2019, 2020 and 2021 represents an average three-year burn rate, factored for a full-value share premium, of 1.6%. This burn rate is below the Institutional Shareholder Services Inc. established burn rate benchmark for our industry and index of 2.2%.

• *Dilution*: Also referred to as "voting power dilution," dilution is commonly measured by "overhang," which generally refers to the amount of potential dilution to current stockholders that could result from the future issuance of the shares reserved for issuance under an equity compensation plan. Overhang is typically expressed as a percentage (equal to a fraction where the numerator is the sum of the number of shares reserved but not issued under equity compensation plans plus the number of shares subject to outstanding awards and the denominator is the sum of the numerator plus the total number of shares outstanding). If the 2022 LTIP is approved, our voting power dilution will be approximately 6.5% as of March 16, 2022.

• *Stockholder Outreach*: During 2021 and early 2022, management conducted an outreach initiative with our largest stockholders, soliciting their views on various executive compensation and governance issues, including their views on acceptable levels of dilution, shareholder value transfer, burn rate and other issues relevant to the share authorization request under our 2022 LTIP. The Committee took the views of our largest stockholders into account when determining features of our plan and the level of our share authorization request.

• *Estimated Duration of the 2022 LTIP:* If the 2022 LTIP is approved by our stockholders, based on historical and expected future usage, we estimate that the shares we are requesting under the 2022 LTIP would be sufficient for approximately four to six years of grants, understanding that the share reserve could last for a longer or shorter period of time, depending on the growth of our employee population, our future grant practices, or our stock price and prevailing market conditions, which cannot be predicted at this time.

The Full Value Award Limit Under the 2022 LTIP

The 2022 LTIP also imposes limits on the number of shares that may be awarded in the form of full value awards. Under the 2022 LTIP, if full value awards are granted with respect to more than 3,500,000 shares, every share subject to a full value award in excess of this limit will count as 3.8 shares against the share pool under the 2022 LTIP (the first 3,500,000 shares will count one-to-one against the share pool). We are requesting that stockholders approve this number of full value shares because we would like to continue to provide full value share awards to key employees to encourage ongoing retention and to focus their efforts on long-term stockholder value creation.

Summary of the Material Terms of the 2022 LTIP

The following is a brief summary of the 2022 LTIP. This summary is qualified in its entirety by reference to the plan document, a copy of which is attached to this Proxy Statement as Exhibit A and incorporated herein by reference.

Plan Term and Eligibility. The 2022 LTIP term begins upon the date of stockholder approval and terminates on the date of the annual meeting of stockholders that occurs during the year of the tenth anniversary of its effective date, unless terminated earlier by the Board. All of the officers, employees and non-management directors of the company and its subsidiaries are eligible to be selected to receive awards under the 2022 LTIP. As of December 31, 2021, approximately 46 officers, 39,531 employees and nine non-management directors were eligible for consideration to participate in the 2022 LTIP.

Shares Authorized. 13,500,000 shares of our common stock are available under the 2022 LTIP, plus any shares subject to outstanding awards under the Prior LTIPs as of the date of the Annual Meeting that after such date are settled for cash, forfeited, expired, or for any reason are cancelled or terminated, without resulting in the issuance of shares. In the event that more than 3,500,000 shares are used for full value awards, each share subject to a full value award in excess of 3,500,000 shares will count against the shares authorized as 3.8 shares (the first 3,500,000 shares subject to full value awards will count at a rate of one-to-one and all shares subject to awards other than full value awards will count at a rate of one-to-one).

Share Counting. If an outstanding award granted under the 2022 LTIP is cancelled or forfeited, expires, terminates or is settled in cash, the shares underlying such award will again be available under the 2022 LTIP (and will not count against the limit on full value awards). Shares that are not issued upon the net settlement of a stock-settled SAR under the 2022 LTIP or Prior LTIPs, shares that are delivered to or withheld by the company to pay the exercise price of a stock option under the 2022 LTIP or Prior LTIPs, shares delivered to or withheld by the company to pay withholding taxes related to awards under the 2022 LTIP or Prior LTIPs and shares that are purchased on the open market with the proceeds of a stock option exercise under the 2022 LTIP or Prior LTIPs will not again be available under the 2022 LTIP.

Administration. The Compensation Committee, which is made up entirely of independent directors, will administer the 2022 LTIP, and may delegate some or all of its authority to our President and CEO or another executive officer as it deems appropriate, except to the extent such delegation is prohibited by applicable law.

Award Types. The 2022 LTIP provides for: (1) nonqualified and incentive stock options (NQSOs and ISOs, respectively); (2) SARs; (3) restricted stock awards (RSAs); and (4) restricted stock units (RSUs).

Non-Management Director Limit. The aggregate dollar value of all equity awards (determined based upon the grant date fair value of such awards) and cash compensation granted under the 2022 LTIP or otherwise during any calendar year to a single non-management director may not exceed $500,000; provided, however, that in the calendar year in which a non-management director first joins the Board or is first designated as Chairman of the Board or Lead Director, the maximum aggregate dollar value of equity-based and cash compensation granted to the participant may be up to two hundred percent (200%) of the foregoing limit and the foregoing limit will not count any tandem SARs.

Stock Options and SARs. Except for substitute awards, the exercise price of a stock option and the base price of a SAR may not be less than 100% of the fair market value of our common stock on the date of grant. A SAR typically will provide for payment of an amount (in cash or shares of common stock) based upon the increase in the price of our common stock over the base price per share. The exercise price and the required withholding taxes of a stock option may be paid in cash, in shares of our common stock, through a net-exercise or a broker-assisted cashless exercise. Stock options and SARs must expire no later than seven years from the date of grant. The Compensation Committee may provide that an option or SAR with an exercise or base price, as applicable, less than the fair market value per share of common stock shall automatically be exercised immediately prior to expiration. Options and SARs granted under the 2022 LTIP may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant, except that the Compensation Committee may provide that options or SARs become exercisable, vest or settle prior to such date in the event of the participant's death or disability or in the event of a change in control. Further, up to 5% of the aggregate number of shares of common stock authorized for issuance under the 2022 LTIP may be issued pursuant to awards subject to any, or no, vesting conditions, as the Compensation Committee determines appropriate. Subject to adjustment for changes in capitalization, without the prior approval of the stockholders of the company, the Compensation Committee will not amend or replace any previously granted option or SAR in a transaction that constitutes a "repricing," including, but not limited to: (i) the reduction, directly or indirectly, in the per-share price of an outstanding option or SAR by amendment, cancellation or substitution; (ii) any action that is treated as a repricing under generally accepted accounting practices; (iii) at any time when the per-share price of an outstanding option or SAR is above the fair market value of a share of common stock, canceling (or accepting the surrender of) an option or SAR in exchange for another option, SAR or other equity security or cash (unless the cancellation and exchange occurs in connection with a merger, acquisition, or similar transaction); and (iv) any other action that is treated as a repricing by the rules or regulations of the New York Stock Exchange.

Stock Awards. The 2022 LTIP provides for the grant of stock awards, consisting of RSAs and RSUs, which will be subject to the restrictions, if any, that the Compensation Committee deems appropriate, including a continued employment or service requirement. The Compensation Committee may determine that any stock award will be subject to the attainment of performance measures over an established performance period. Generally, the holder of an RSA will have the rights of a stockholder, including the right to vote and receive dividends. The holder of an RSU will have no rights as a stockholder of the company but may be entitled to receive dividend equivalents. Notwithstanding the foregoing, dividends or dividend equivalents credited/payable in connection with RSAs or RSUs that are not yet vested will be subject to the same restrictions and risk of forfeiture as the underlying RSAs or RSUs and will not be paid until the underlying RSAs or RSUs vest.

RSAs and RSUs granted under the 2022 LTIP may not become exercisable, vest or be settled, in whole or in part, for non-management directors, prior to the one-year anniversary, and for all other participants, prior to the three-year anniversary, of the date of grant, except that the Compensation Committee may provide that RSAs or RSUs become exercisable, vest or settle prior to such date in the event of the participant's death or disability or in the event of a change in control. Further, up to 5% of the aggregate number of shares of common stock authorized for issuance under the 2022 LTIP may be issued pursuant to awards subject to any, or no, vesting conditions, as the Compensation Committee determines appropriate.

Performance Measures. The Compensation Committee may specify that an award or a portion of an award is conditioned on the satisfaction of performance criteria selected by the Compensation Committee and specified at the time the award is granted. "Performance Measures" means one or more of the following (or a derivation of the following): objective corporate-wide or subsidiary, division, operating unit or individual measures, stated in either absolute terms, per-share or relative terms, such as rates of growth or improvement, compared to a previous year's results or to a designated comparison group, either based upon United States Generally Accepted Accounting Principles (GAAP) or non-GAAP financial results, individually or in combination, measured annually or cumulatively over a period of years: (1) the attainment by a share of common stock of a specified fair market value for a specified period of time, (2) earnings per share, (3) return to stockholders, (4) return on assets, (5) return on equity, (6) revenue (organic or otherwise), (7) cash flow, (8) operating expense reduction, (9) return on investment, (10) return on capital, (11) operating margin, (12) net income, (13) earnings before interest, taxes, depreciation, amortization and/or change in estimated earnout payables or net earnings (either before or after interest, taxes, depreciation, amortization and/or change in estimated earnout payables), (14) operating earnings, (15) net cash provided by operations, or (16) strategic business criteria, consisting of one or more objectives such as geographic business expansion goals, cost targets, customer satisfaction ratings, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation, risk management, audit scores, productivity, efficiency, ESG-related goals or objectives, and goals relating to acquisitions or divestitures, or any combination of the foregoing or any other performance criteria as the Compensation Committee may deem appropriate.

In the sole discretion of the Compensation Committee, the Compensation Committee may provide that one or more adjustments shall be made to one or more of the Performance Measures, provided that such adjustment is timely approved in connection with the establishment of such Performance Measures.

Amendment or Termination of the 2022 LTIP. The Board may amend or terminate the 2022 LTIP, subject to any requirement of stockholder approval required by law or the rules of the New York Stock Exchange; provided, however, that no amendment may impair in any material way an award holder's rights without his or her consent; provided that no such consent will be required if the Compensation Committee determines in its sole discretion and prior to the date of any change in control that such amendment either is required or advisable in order for the company, the 2022 LTIP or the award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such award, or that any such diminishment has been adequately compensated.

Adjustment. In the event of any change in capitalization or any distribution to holders of our common stock other than a regular cash dividend, the Compensation Committee will equitably adjust the number of shares available under the plan, the share limitations described above and the terms of outstanding awards.

Change in Control. In the event of the consummation of any acquisition by any person or group of 50% or more of the combined voting power of our outstanding securities then entitled to vote for the election of directors or in the event of any change during any two-year period in the majority of the members of the Board whose election is not approved by at least two-thirds of the members of the Board who either were directors at the beginning of such period or whose election was previously so approved, then the Compensation Committee may through the terms of an award or otherwise provide that any or all of the following will occur, either immediately upon the change in control, or upon termination of a participant's employment or service within six months prior to or twenty-four months following the change in control: (i) all outstanding options and SARs will immediately become vested and exercisable in full; (ii) the restriction period applicable to any outstanding RSA or RSU will lapse; (iii) the performance period applicable to any outstanding award will lapse; and/or (iv) the performance measures applicable to any outstanding award will be deemed to be satisfied at their target levels or, if greater, on a pro rata basis based on actual achievement as of the date of the change in control. The Board may require that the acquiring company substitute or cash out outstanding awards. Certain additional requirements apply to awards that are subject to Section 409A of the Code.

Substitute Awards. The Committee may grant awards in substitution for any award previously granted by a company or other entity in connection with a corporate transaction, such as a merger or consolidation with another entity or acquisition of property or stock of another entity. Substitute awards will not count against the 2022 LTIP overall share limit or any sublimit in the 2022 LTIP (nor will shares of common stock subject to substitute awards be added to the shares available for awards under the 2022 LTIP), except as may be required by the Code. As permitted by applicable stock exchange rules, the Committee may grant awards pursuant to a pre-existing plan of a company acquired by or combined with the company and such awards will not reduce the shares available under the 2022 LTIP (nor will shares of common stock subject to such awards be added to the shares available for awards under the 2022 LTIP), provided that such awards are made only to those who were not employed by or providing services to the company immediately prior to the acquisition.

United States Federal Income Tax Consequences. The following discussion is intended to be a summary only of the federal income tax aspects of awards granted under the 2022 LTIP and not of state, local or foreign taxes that may apply. Individual tax consequences may vary.

- *Section 162(m).* Under Section 162(m) of the Code, compensation to named executive officers over $1,000,000 is generally not deductible for federal income tax purposes.

- *ISOs.* A participant who is granted an ISO does not realize any taxable income upon the date of grant or the date of exercise (except possibly for alternative minimum tax). Similarly, we are not entitled to any deduction at the time of grant or at the time of exercise. If the participant makes no disposition of the shares acquired pursuant to an ISO before the later of two years from the date of grant or one year from the date of the exercise of such shares by the participant, any gain or loss realized on a subsequent disposition of the shares will be treated as a long-term capital gain or loss. Under such circumstances, we will not be entitled to any deduction for federal income tax purposes.

• *NQSOs and SARs.* A participant who is granted a NQSO or a SAR does not have taxable income at the date of grant. Taxable, ordinary income occurs on the date of exercise in an amount equal to the difference between the exercise or base price of the shares and the market value of the shares on the date of exercise. We are entitled to a corresponding deduction for the same amount.

• *RSAs.* A participant who has been granted an RSA will not realize taxable income at the time of the grant, and we will not be entitled to a deduction at the time of the grant, assuming that the restrictions constitute a substantial risk of forfeiture for U.S. income tax purposes. When such restrictions lapse, the participant will receive ordinary income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. We will be entitled to a corresponding deduction. The participant may elect to include the value the RSA as income at the time it is granted under Section 83(b) of the Code, and we will take a corresponding income tax deduction.

• *RSUs.* Recipients of RSUs generally should not recognize income until such units are converted into cash or shares of our common stock. Upon conversion, the recipient will normally recognize ordinary income equal to the amount of cash and fair market value of the shares, if any, received upon such conversion. If the recipient is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We generally will be allowed a deduction for federal income tax purposes in an amount equal to the ordinary income recognized by the employee.

New Plan Benefits. Because benefits under the 2022 LTIP will depend on the Compensation Committee's actions and the fair market value of our common stock at various future dates, it is not possible to determine at this time the benefits that might be received by officers, employees and non-management directors if the 2022 LTIP is approved by stockholders. As of December 31, 2021, the closing price of our common stock was $169.67 per share.

Vote Required. The approval of the 2022 LTIP requires the affirmative vote of the holders of a majority of the shares of our common stock having voting power, present in person, deemed to be present or represented by proxy at the Annual Meeting.

 THE BOARD RECOMMENDS THAT YOU VOTE **FOR** THE APPROVAL OF THE ARTHUR J. GALLAGHER & CO. 2022 LONG-TERM INCENTIVE PLAN, INCLUDING 13,500,000 SHARES AUTHORIZED FOR ISSUANCE THEREUNDER

Equity Compensation Plan Information

The following table provides information as of December 31, 2021, regarding the number of shares of our common stock that may be issued under our equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	9,636,968[1]	81.30[2]	15,176,698[3]
Equity compensation plans not approved by security holders	12,212[4]	—	—
Total	9,649,180	81.30[2]	15,176,698

(1) This amount includes the following:
- 7,539,640 shares that may be issued in connection with outstanding stock options;
- 223,025 shares that may be issued in connection with earned performance share units, and unearned performance share units valued at target levels; and
- 1,874,303 unvested restricted stock units.

(2) Indicates the weighted average exercise price of the outstanding stock options included in column (a).

(3) This amount includes the following:
- 9,531,150 shares available under the 2017 Long-Term Incentive Plan; and
- 5,645,548 shares available under our Employee Stock Purchase Plan.

(4) This amount represents deferred restricted stock units under the Restricted Stock Plan, an equity compensation plan not approved by stockholders under which we have outstanding awards. All of our directors, officers and employees were eligible to receive awards under the plan, which provided for the grant of contingent rights to receive shares of our common stock. Awards under the plan were granted at the discretion of the Compensation Committee. Each award granted under the plan represents the right of the holder of the award to receive shares of our common stock, cash or a combination of shares and cash, subject to the holder's continued employment with us for a period of time after the grant date of the award. The Compensation Committee determined each recipient of an award under the plan, the number of shares of common stock subject to such an award and the period of continued employment required for the vesting of such award. The last year we made awards under this plan was 2009.

Audit Matters

Item 3 – Ratification of Appointment of Independent Auditor

The Audit Committee has considered the qualifications of Ernst & Young LLP and has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022. As a matter of good governance, the Board is submitting the appointment of Ernst & Young LLP to our stockholders for ratification. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will consider the outcome of this vote in its future deliberations regarding the selection of our independent registered public accounting firm.

Principal Accountant Fees and Services

The following is a summary of Ernst & Young LLP's fees for professional services rendered to us for the fiscal years ended December 31, 2021 and 2020:

	2021	2020
Audit Fees(1)	$5,126,000	$4,723,000
Audit-Related Fees(2)	1,450,000	1,420,000
Tax Compliance Fees(3)	116,000	1,022,000
Tax Advisory Fees(4)	623,000	525,000
All Other Fees(5)	4,000	7,000
Totals	$7,319,000	$7,697,000

(1) Audit fees include fees associated with the annual audit of our company and our subsidiaries and the effectiveness of internal control over financial reporting, the review of our Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, and statutory audits required internationally.

(2) Audit-related fees principally include issuance of service auditor reports (SOC 1 and SOC 2) related to operations at several of our subsidiaries, due diligence in connection with acquisitions, debt and equity issuance comfort letter procedures and advisory work related to our compliance with foreign statutory requirements.

(3) Tax compliance fees include fees associated with the preparation of our annual Federal, state and international tax returns.

(4) Tax advisory fees include tax advice and tax planning related to Federal, state and international tax matters.

(5) All other fees principally include fees for access to an online accounting information database.

Audit and audit-related fees were higher in 2021 due to an increase in audit fees and scope of services, primarily as a result of the acquisition of Willis Re and increased service auditor report (SOC 1 and SOC 2) work in 2021, partially offset by less statutory audit and due diligence work. Tax advisory fees were higher in 2021 due to an increase in scope of services primarily as a result of acquisition and legal entity restructuring activity. Tax compliance fees were lower in 2021 due to a decrease in scope of services provided. In 2021, our tax compliance work was transitioned to a different international accounting firm.

Audit Committee Pre-Approval Policies and Procedures

All audit services, audit-related services, tax services and other services for fiscal years 2021 and 2020 were pre-approved by the Audit Committee. It is the policy of the Audit Committee to pre-approve the engagement of Ernst & Young LLP before we engage such firm to render audit or other permitted non-audit services. The Audit Committee has adopted procedures for pre-approving all audit and permitted non-audit services provided by Ernst & Young LLP. The Audit Committee annually pre-approves a list of specific services and categories of services, subject to a specified cost level. Part of this approval process includes making a determination as to whether permitted non-audit services are consistent with the SEC's rules on auditor independence. The Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee for the types of services that Ernst & Young LLP has historically been retained to perform related to integrated audit and other recurring services, subject to reporting any such approvals at the next Audit Committee meeting.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting to respond to appropriate questions and to make a statement if the representative so desires.

 THE BOARD RECOMMENDS THAT YOU VOTE **FOR** RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2022

Audit Committee Report

The Audit Committee represents and assists the Board in fulfilling its responsibilities for general oversight of the integrity of the company's financial statements, risk assessment and risk management, and compliance with legal and regulatory requirements. The Audit Committee manages the company's relationship with and is responsible for the appointment, retention, termination and compensation of Ernst & Young LLP. Ernst & Young LLP has served as the company's auditor since 1973. The Audit Committee reviews Ernst & Young LLP's independence, capabilities, expertise, performance and fees in deciding whether to retain its services.

The company's management is responsible for the preparation, presentation and integrity of its consolidated financial statements, accounting and financial reporting principles, and internal controls designed to assure compliance with accounting standards and applicable laws and regulations. Ernst & Young LLP is responsible for auditing the company's consolidated financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles and for auditing the effectiveness of the company's internal controls over financial reporting. The Audit Committee monitors the financial reporting process and reports its findings to the Board.

The Audit Committee carried out its duties and responsibilities, including the following specific actions:

• Reviewed and discussed with management and Ernst & Young LLP the company's audited consolidated financial statements as of and for the fiscal year ended December 31, 2021 and its internal control over financial reporting as of December 31, 2021;

• Reviewed and discussed with Ernst & Young LLP all matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board (PCAOB) and the SEC; and

• Obtained the written disclosures and letter from Ernst & Young LLP regarding its communications with the Audit Committee concerning Ernst & Young LLP's independence as required by the PCAOB, including the requirements under PCAOB Rule 3526, and has discussed with Ernst & Young LLP its independence.

Based on these reviews and discussions with management and Ernst & Young LLP, the Audit Committee recommended to the Board that the company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, for filing with the SEC. The Audit Committee believes that the retention of Ernst & Young LLP to serve as the company's independent registered public accounting firm is in the best interests of the company.

AUDIT COMMITTEE

Ralph J. Nicoletti (*Chair*)
William L. Bax
Teresa H. Clarke
Christopher C. Miskel
Norman L. Rosenthal

Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the compensation of the following named executive officers:

- **Pat Gallagher**   Chairman, President and Chief Executive Officer

- **Doug Howell**   Chief Financial Officer

- **Tom Gallagher**   President – Global P/C Brokerage

- **Scott Hudson**   President – Risk Management

- **Walt Bay**   General Counsel and Secretary

Non-GAAP financial measures. See Exhibit B for additional information regarding the non-GAAP financial measures referred to in this Proxy Statement (adjusted revenue, adjusted EBITDAC, and adjusted EBITDAC per share, as defined for our annual cash incentive and performance share unit programs, and adjusted EBITDAC margin and organic revenue growth), including required reconciliations to the most directly comparable GAAP financial measures.

Overview of Our Executive Compensation Program

The Compensation Committee believes that our executive compensation program promotes the long-term interests of the company and its stockholders. We reward performance by emphasizing a balance of short- and long-term compensation vehicles. The key principles and features of the program are set forth below.

Principle	Program Features
Pay for Performance	• Our program emphasizes at-risk incentive award opportunities tied to key financial measures. • Maximum award opportunities under our annual cash incentive program are determined based on achievement of adjusted revenue and adjusted EBITDAC growth goals set by the Committee. Final award determinations reflect the Committee's consideration of additional factors including organic revenue growth, adjusted EBITDAC margin, divisional performance and individual achievement, including progress toward inclusion and diversity goals. • Performance share units, representing 75% of our CEO's and a significant portion of other executive officers' long-term incentive compensation, are tied to three-year growth in adjusted EBITDAC per share.
Stockholder Alignment	• Performance share units, stock options, restricted stock units and Deferred Equity Participation Plan (DEPP) awards encourage executive officers to pursue the growth of our business in a way that benefits stockholders over the long term. • Our executive officers own significant amounts of Gallagher stock and are subject to stock ownership guidelines (six times salary for CEO, four times for CFO and three times for other executive officers). All of our executive officers meet these guidelines.
Attract and Retain World-Class Talent	• Compensation elements and award opportunities enable us to compete effectively for executive talent. • The Compensation Committee engages a compensation consultant to conduct a market assessment to ensure that our program is highly competitive. • High performers are awarded above-target pay when company performance goals are exceeded. • DEPP awards encourage retention over the long term by requiring executives to remain employed with us through at least age 62 in order to vest in their awards.
Committee Discretion	• While annual incentive awards are determined primarily based on achievement of company performance objectives, the Committee exercises discretion when necessary to adjust awards based on factors such as organic revenue growth, individual or division performance, changes in accounting standards, economic or business conditions, inclusion and diversity objectives, adherence to our cultural values or similar matters.

Key Pay and Governance Practices

The Compensation Committee continually evaluates emerging best practices related to executive compensation and governance and considers modifications to our executive compensation program that support our strategic objectives, provide an appropriate balance of risk and reward for our named executive officers, and align their compensation with the long-term interests of the company. The following charts summarize certain of our key pay and governance practices.

What We Do	What We Don't Do
✔ Double-trigger change-in-control agreements	✘ No single-trigger change-in-control payments in our equity plans or our change in control agreements
✔ Our 2022 Long-Term Incentive Plan requires the Board to approve any accelerated payouts on a change in control (i.e., not single-trigger)	✘ No guaranteed incentive awards for senior executives
✔ Performance share units (PSUs) with three-year performance period	✘ No employment agreement with any of our named executive officers
✔ Minimum vesting requirements for equity awards under our plans. In practice, PSUs cliff vest in three years, stock options vest ratably over years three through five, and RSUs cliff vest in five years	✘ No pledging of common stock by executive officers and directors without prior approval
✔ Stock ownership guidelines for executive officers and directors	✘ No hedging of common stock by directors, executive officers or employees
✔ Clawback policy for equity and cash incentive awards	✘ No excessive perquisites or related tax gross-ups
✔ Our by-laws provide for proxy access (3% ownership / 3 years / group of up to 20 / greater of 20% of Board seats or 2 directors)	✘ No new excise tax gross-ups upon change in control
✔ Equity grant policy, including a uniform grant date for annual equity awards	✘ No stock option repricing, stock option cash buy-outs, or liberal share recycling in equity plans

Stockholder Views

When making determinations regarding corporate governance and executive compensation, our Board of Directors pays close attention to the views of our stockholders, including the 91.8% approval rate received for our "say on pay" proposal in 2021, when making determinations regarding corporate governance and executive compensation.

In addition, during the year, members of our management team engaged with stockholders representing more than 50% of our outstanding shares to discuss the 2022 Long-Term Incentive Plan and related share authorization request, as well as various environmental, social and governance (ESG) and executive compensation matters. Based in part on feedback from our stockholders, in 2021 we published our first Climate Disclosure Report including information regarding our carbon emissions. In addition, we considered the views of our stockholders when determining the size and design of the 2022 Long-Term Incentive Plan, and related share authorization request, included in this Proxy Statement.

2021 Compensation

Components of Compensation for Named Executive Officers

Compensation Element	Objective	Key Features
Base Salary	Recognize the experience and expertise of our named executive officers and compensate them for fulfilling the duties and responsibilities of their positions	Base salaries reflect internal pay equity considerations and may be increased from time to time based on job performance, promotion into a new role, expansion of duties, or market conditions
Annual Cash Incentives	Reward strong operational and financial performance that further short-term strategic objectives	Maximum annual cash incentive opportunities are tied to significant growth in adjusted revenue and adjusted EBITDAC. Final awards are subject to the Committee's discretion and are determined by the Committee based on various factors, including the company's organic revenue growth, individual or division performance, changes in accounting standards, economic or business conditions, inclusion and diversity objectives, adherence to our culture values or similar matters See page 27 for more information
Long-Term Incentives Performance share units (PSUs), stock options and restricted stock units	Tie a significant portion of compensation to our long-term performance, promote retention of named executive officers and align the financial interests of named executive officers with those of stockholders	PSUs, stock options and restricted stock units each tie named executive officers' long-term wealth to the performance of our stock while multi-year vesting requirements reinforce sustainable value creation and promote retention of key executives See pages 27 to 31 for more information
Deferred Equity Participation Plan (DEPP)	Promote retention of named executive officers and align their financial interests with those of stockholders	Vesting of awards is delayed until named executive officers reach age 62, and for one-year increments after such age Each named executive officer has made irrevocable elections to invest their awards in a fund representing our common stock See page 36 for more information

Annual Cash Incentives

In 2021, the Compensation Committee approved maximum award opportunities under our annual cash incentive program, to be determined as follows: (i) target award opportunities of 200% of base salary for our CEO and 100% of base salary for our other named executive officers, multiplied by (ii) a percentage determined by the combination of adjusted revenue growth and adjusted EBITDAC growth set forth in the table below. The percentages set out below are maximum award opportunities and the Compensation Committee retains discretion to reduce awards for performance that does not meet its objectives.

		Adjusted Revenue Growth*				
		0% to 2.49%	2.5% to 4.99%	5% to 7.49%	7.5% to 9.99%	≥ 10%
Adjusted EBITDAC Growth*	0% to 4.99%	100%	100%	100%	100%	100%
	5% to 9.99%	100%	100%	125%	125%	150%
	10% to 13.99%	100%	125%	150%	150%	175%
	14% to 19.99%	100%	125%	150%	175%	**200%**
	≥20%	100%	150%	175%	200%	200%

* We define "**adjusted revenue**" the same here as we do in our other filings (i.e., revenue for the brokerage segment and revenue before reimbursements for the risk management segment excluding gains on sales of books of business and adjusted to remove the effect of foreign currency translation). However, we define "**adjusted EBITDAC**" for our annual cash incentives and performance share units as follows: EBITDAC for the brokerage and risk management segments excluding (i) gains on sales of books of business, (ii) lease abandonment and workforce termination charges, and (iii) the effect of foreign currency translation. Unlike adjusted EBITDAC as presented in our most recent earnings release, in this context the measure does *not* exclude acquisition integration costs and other acquisition-related adjustments.

For the annual cash incentive program, the Compensation Committee uses adjusted revenue growth and adjusted EBITDAC growth as defined because it believes these measures:

• incentivize our executives to make business decisions that align with the long-term interests of our stockholders,

• hold our executives accountable for acquisition-related expenses associated with our merger and acquisition activity, and

• provide strong line of sight between operating decisions and the annual cash incentives earned by our executives.

In 2021, we achieved adjusted revenue growth of 13.1% and adjusted EBITDAC growth of 17.2%. Based on this performance, as highlighted in the table above, each named executive officer qualified for a maximum award opportunity of 200% of his target award. Final awards for each named executive officer, discussed under *2021 Compensation Actions*, were determined in the discretion of the Committee taking into account achievements of the company, the applicable division and each individual, among other factors.

Long-Term Incentives

In 2021, the Compensation Committee determined a target long-term incentive award value (as a percentage of base salary) for each named executive officer. In consideration of the company's consistently strong financial performance over recent years and to better align Pat Gallagher's compensation with the compensation of similarly situated CEOs in our peer group, the Committee increased Pat Gallagher's target long-term incentive award from 315% to 360% of base salary. The Committee allocated the target award value for each named executive officer between PSUs and stock options. PSUs continue to make up the largest portion of each named executive officer's award due to the Committee's commitment to drive business performance and align executive interests with stockholder interests.

For the PSUs, the Compensation Committee uses a three-year average of adjusted EBITDAC per share growth (as defined) because it believes this measure:

• incentivizes our executives to make business decisions that align with the long-term interests of our stockholders,

• holds our executives accountable for acquisition-related expenses associated with our merger and acquisition activity,

• provides strong line of sight between operating decisions and the long-term incentives earned by our executives, and

• by calculating it on a per-share basis, ensures that we maintain an optimal capital structure and act as effective stewards of our stockholders' investment.

Set forth below is the target award value and allocation between award types for each named executive officer.

Named Executive Officer	Target Percent of Salary	Target Grant Amount	Performance Share Units	Stock Options
Pat Gallagher	360%	$4,680,000	75%	25%
Doug Howell	125%	$1,187,500	60%	40%
Tom Gallagher	125%	$1,250,000	60%	40%
Scott Hudson	125%	$ 875,000	60%	40%
Walt Bay	125%	$ 931,250	60%	40%

Performance Share Units (PSUs). PSUs are granted on a provisional basis and are earned based on our average annual growth in "adjusted EBITDAC" per share (see the definition of "adjusted EBITDAC" under *Annual Cash Incentives*) over a three-year period. The award is forfeited for growth less than 4%; 4-9% growth results in a number of earned PSUs interpolated on a straight-line basis between 50% and 100%; 9-14% growth results in a number of earned PSUs interpolated on a straight-line basis between 100% and 200%; and growth of 14% and above results in named executive officers earning 200% of their original award amounts. Earned PSUs vest on the third anniversary of the grant date and settle in shares. For 2021, our one-year growth in adjusted EBITDAC per share was 10.4%. PSUs granted in 2021 and earned on the basis of average 2021-2023 performance will vest on March 16, 2024 and PSUs granted in 2020 and earned on the basis of average 2020-2022 performance will vest on March 12, 2023. Based on 2019-2021 average annual growth in adjusted EBITDAC per share of 14.1%, named executive officers earned 200% of PSUs granted in 2019. See *2021 Option Exercises and Stock Vested* for more information.

Stock Options. Stock options vest one-third on each of the third, fourth and fifth anniversaries of the grant date and restricted stock units cliff vest on the fifth anniversary of the grant date. See *Outstanding Equity Awards at 2021 Year-End* and *2021 Option Exercises and Stock Vested* for information regarding vesting and exercise activity in 2021 for these awards.

Perquisites

In light of travel safety concerns at the outset of the COVID-19 pandemic, the Board of Directors determined that named executive officers should use chartered aircraft for business travel, as well as for personal travel when approved by our CEO. The company does not provide tax gross-ups on perquisites, including with respect to the imputed income from personal use of chartered aircraft. See footnote 6 to the *2021 Summary Compensation Table* for information about any such expenses for named executive officers in 2021.

2021 Compensation Actions

Pat Gallagher – Chairman and CEO	
Performance	**Compensation**
The Compensation Committee believes that Pat Gallagher performed extremely well in 2021, leading the company to 13.1% adjusted revenue growth, 17.2% adjusted EBITDAC growth and 10.4% adjusted EBITDAC per share growth in our combined brokerage and risk management segments (for definitions of these measures see *Annual Cash Incentives* above). Gallagher's total return to stockholders in 2021 was 39.0%. This performance compares favorably to the S&P 500 and S&P P&C Insurance indices, which had total shareholder returns of 28.7% and 17.5%, respectively.	Based on Pat Gallagher's and the company's performance, the Compensation Committee made the following compensation decisions for 2021:
In addition, the Committee recognized the following aspects of Mr. Gallagher's performance:	**Base salary** – increased from $1,250,000 to $1,300,000.
Organic growth. The company achieved 8.6% organic revenue growth during the year, 8.0% in the brokerage segment and 12.2% in the risk management segment.	**Annual cash incentive** – $5,200,000, 200% of his target award.
Mergers and acquisitions. The company completed 38 acquisitions, including the treaty reinsurance brokerage operations of Willis Towers Watson ("Willis Re"), the largest and most strategic acquisition in the company's history, representing $1.0 billion in total acquired annualized revenue.	**2021 target PSU award** – 28,870 PSUs with a grant date value of $3,692,473.
Quality and productivity. The company increased its adjusted EBITDAC margin 122 basis points to 31.8%.	**Stock option award** – 76,975 stock options with an exercise price of $127.90 and a grant date value of $1,799,676.
Capital management. The company returned $392.0 million to stockholders as dividends, maintained significant liquidity and remained well within its debt covenants.	**DEPP award** – $1,500,000.
ESG. In 2021, the company released its first Climate Disclosure Report, which includes information regarding the company's carbon emissions prepared in accordance with the Greenhouse Gas Protocol's Corporate Accounting and Reporting Standard. Mr. Gallagher also made continued progress on inclusion and diversity, including the establishment of the company's Global Inclusion and Diversity Committee and Inclusion Roundtable.	Over the past three years, our total return to stockholders (including dividends) was 142.1%, while Pat Gallagher's compensation increased by 71.5%. The Compensation Committee believes that Pat Gallagher's compensation is appropriately aligned with the long-term interests of the company and its stockholders.
Culture. Despite the vast majority of our colleagues working apart from one another due to the pandemic, Mr. Gallagher continued to effectively promote our culture to colleagues around the world. In addition, for the eleventh consecutive year, the company was recognized by Ethisphere as a World's Most Ethical Company.	

Doug Howell – Chief Financial Officer

Performance	Compensation

The Committee evaluated Doug Howell's performance in light of the company's overall performance as described above for Pat Gallagher. In addition, the Committee considered the following items:

- his contributions as a member of the senior management team to the company's strong overall financial performance;
- his leadership of significant expense saving initiatives resulting in an increase of our adjusted EBITDAC margin of 122 basis points to 31.8%;
- success in obtaining investment grade credit ratings from S&P and Moody's in support of the company's first issuances of public debt;
- his contributions to the successful negotiation and completion of the acquisition of Willis Re, the largest and most strategic acquisition in the company's history, including management of $3.0 billion in debt and equity offerings to finance the transaction; and
- $97.4 million of net earnings from our clean energy investments.

Based on Doug Howell's and the company's performance, the Compensation Committee made the following compensation decisions for 2021:

Base salary – increased from $900,000 to $950,000.

Annual cash incentive – $1,900,000, 200% of his target award.

2021 target PSU award – 5,860 PSUs with a grant date value of $749,494.

Stock option award – 31,265 stock options with an exercise price of $127.90 and a grant date value of $730,976.

DEPP award – $600,000.

Special acquisition bonus – in consideration of his contributions to the Willis Re acquisition in 2021, including the completion of debt and common stock offerings to finance the transaction, Doug Howell was awarded a one-time cash bonus of $500,000 in early 2022.

Tom Gallagher – President, Global P/C Brokerage

Performance	Compensation

In evaluating Tom Gallagher's performance in 2021, the Committee considered the following items:

- his contributions as a member of the senior management team to the company's strong overall financial performance;
- the strong financial performance of our global P/C brokerage business, including 13.1% adjusted revenue growth, 16.1% adjusted EBITDAC growth and 8.1% organic revenue growth;
- completion by our global P/C brokerage business of 25 acquisitions representing $889 million in acquired annualized revenue; and
- his leadership role in successfully negotiating and completing the acquisition of Willis Re, the largest and most strategic acquisition in the company's history.

Based on Tom Gallagher's and the company's performance, the Compensation Committee made the following compensation decisions for 2021:

Base salary – increased from $900,000 to $1,000,000.

Annual cash incentive – $2,000,000, 200% of his target award.

2021 target PSU award – 6,170 PSUs with a grant date value of $789,143.

Stock option award – 32,895 stock options with an exercise price of $127.90 and a grant date value of $769,085.

DEPP award – $600,000.

Special acquisition bonus – in consideration of his leadership role in the Willis Re acquisition in 2021, Tom Gallagher was awarded a one-time cash bonus of $1,000,000 in early 2022.

Scott Hudson – President, Risk Management

Performance	Compensation
In evaluating Scott Hudson's performance in 2021, the Committee considered the following items: • his contributions as a member of the senior management team to the company's strong overall financial performance; • the strong financial performance of our risk management segment, including 9.5% adjusted revenue growth, 21.5% adjusted EBITDAC growth and 12.2% organic revenue growth; • the ongoing diversification of our risk management segment's book of business driven by significant growth in carrier and captive manager claims management outsourcing opportunities; • the reshaping of our risk management segment's workforce to one that is over 70% virtual and a significant reduction in the segment's physical office footprint; and • continued progress by our risk management segment in its overall utilization of our service centers in India and Las Vegas.	Based on Scott Hudson's and the company's performance, the Compensation Committee made the following compensation decisions for 2021: **Base salary** – remained the same, at $700,000. **Annual cash incentive** – $1,400,000, 200% of his target award. **2021 target PSU award** – 4,320 PSUs with a grant date value of $552,528. **Stock option award** – 23,025 stock options with an exercise price of $127.90 and a grant date value of $538,325. **DEPP award** – $500,000.

Walt Bay – General Counsel and Secretary

Performance	Compensation
In evaluating Walt Bay's performance in 2021, the Committee considered the following items: • his contributions as a member of the senior management team to the company's strong overall financial performance; • strong leadership of the company's legal and compliance departments; • successful management of the company's legal and reputational risks, including litigation, mergers and acquisitions and regulatory compliance issues; • his role as a strategic advisor to our Board, CEO and executive management team on key legal and business matters; and • his leadership role in successfully negotiating and completing the acquisition of Willis Re, the largest and most strategic acquisition in the company's history.	Based on Walt Bay's and the company's performance, the Compensation Committee made the following compensation decisions for 2021: **Base salary** – increased from $675,000 to $725,000. **Annual cash incentive** – $1,450,000, 200% of his target award. **2021 target PSU award** – 4,595 PSUs with a grant date value of $587,701. **Stock option award** – 24,500 stock options with an exercise price of $127.90 and a grant date value of $572,810. **DEPP award** – $450,000. **Special acquisition bonus** – in consideration of his leadership role in negotiating the acquisition of Willis Re in 2021, Walt Bay was awarded a one-time cash bonus of $500,000 in early 2022.

Compensation Decision-Making Process

The Compensation Committee is responsible for determining compensation opportunities for our named executive officers, establishing the annual total value to be transferred through our equity plans, setting thresholds, targets and maximum awards for incentive compensation, establishing performance measures and approving final award amounts. To determine compensation opportunities for our named executive officers, the Committee takes into account the compensation objectives noted earlier under *Components of Compensation for Named Executive Officers*, compensation data for our comparison groups, trends in the financial service and insurance brokerage sectors and the strategic value of a given role, among other factors.

Tally Sheets

The Compensation Committee also considers the data compiled in a tally sheet prepared by management for each named executive officer. Tally sheets provide:

- a comprehensive view of our compensation payout exposure under various termination scenarios (for example, voluntary or involuntary termination, retirement, and change in control);

- details regarding all compensation, benefits and perquisites delivered to our named executive officers during the most recent four-year period and a projection for the coming year; and

- an analysis of equity and deferred compensation, which provides insight into total wealth accumulation for each officer, as well as the sensitivity of these figures to changes in our stock price.

This information provides a comprehensive context in which the Committee can determine the appropriate type and amount of compensation for each named executive officer.

Role of the CEO

At the beginning of each year, Pat Gallagher proposes performance objectives for the company and himself. The Compensation Committee and the Board review these objectives with Mr. Gallagher and make modifications as necessary. Following this review and discussion, the Compensation Committee and the Board finalize and approve the objectives for Mr. Gallagher and the company. The objectives include both quantitative financial measurements and qualitative strategic and operational considerations that focus on factors Mr. Gallagher and the Board believe create long-term stockholder value. Mr. Gallagher reviews and discusses preliminary considerations regarding his own compensation with the Compensation Committee but does not participate in the Committee's final determination of his compensation. Mr. Gallagher also reviews the performance of each other named executive officer and presents a summary of these performance reviews to the Committee, along with preliminary recommendations regarding salary adjustments, if any, and annual award amounts.

Role of the Compensation Consultant

The Compensation Committee retained Pearl Meyer & Partners, LLC (Pearl Meyer) as its independent executive compensation consultant. In connection with its engagement, Pearl Meyer reviewed 2021 proxy season results and implications for our pay practices; assisted in the review and confirmation of our peer group for executive compensation and performance review purposes; provided updates on emerging executive compensation trends, including proxy advisory firm and regulatory developments; and reviewed and assessed all elements of our pay programs for executive officers, including the competitiveness of pay levels and incentive program design. The Committee assessed Pearl Meyer's independence pursuant to SEC and NYSE rules and concluded that no conflict of interest exists that would prevent Pearl Meyer from serving as an independent consultant to the Committee.

Comparative Market Assessment

The Compensation Committee reviews compensation data from two different comparison groups as a market reference for its named executive officer compensation decisions.

Proxy Comparison Group

The Compensation Committee uses the Proxy Comparison Group as a reference point for our compensation plan structure, pay mix, general equity granting practices and individual pay levels.

This group is focused on our direct competitors for executive talent. Its members are selected from insurance brokers and carriers and from professional and financial services companies that may compete with us for executive talent or in specific lines of business.

The companies listed below under "Insurance Brokers" are of particular interest for the Compensation Committee. Although Aon, Marsh & McLennan and Willis Towers Watson are larger than we are on certain size dimensions, the Committee believes it is important to understand their compensation programs given that they directly compete with us for executive talent. Additionally, we are similarly-sized to the median-sized company in the broader peer group.

The Compensation Committee used the companies set forth below for the 2021 analysis. There were no changes from 2020. See below for a discussion of changes made to this group in 2021 for purposes of the 2022 analysis.

Insurance Brokers
Aon plc
Brown & Brown, Inc.
Marsh & McLennan Companies, Inc.
Willis Towers Watson plc

Insurance Carriers
Alleghany Corporation
American Financial Group Inc.
Arch Capital Group Ltd.
Axis Capital Holdings Ltd.
W.R. Berkley Corp.
CNA Financial Corp.
The Hanover Insurance Group
Markel Corp.
Old Republic International Corp.
Unum Group

Professional / Financial Services Firms
Fidelity National Financial, Inc.
Raymond James Financial, Inc.

In 2021, the Compensation Committee conducted a strategic review of the proxy comparison group in light of concerns over the comparability of insurance carriers, as well as the growing importance of other screening criteria, including human capital management, which increases the relevance of the company's total number of employees in the determination of an appropriate peer group. Following this review, the Compensation Committee adopted a new peer group for the 2022 analysis. The new peer group retains 10 of the 16 peer group members for the 2021 analysis, with the following changes: (i) the removal of Alleghany Corporation, Unum Group, Old Republic International Corp., W.R. Berkley Corp., The Hanover Insurance Group and Axis Capital Holdings Ltd.; and (ii) the addition of Automatic Data Processing, Inc., Franklin Templeton, Moody's Corporation, Nielsen Holdings plc, Northern Trust Corporation, Robert Half International Inc., S&P Global Inc., The Bank of New York Mellon Corporation, The Charles Schwab Corporation and The Hartford Financial Services Group, Inc. The Committee believes the new peer group provides a better representation of the talent market for the Company's executives.

Survey Comparison Group

The Compensation Committee also uses a Survey Comparison Group as a reference point for individual pay levels for certain executive positions.

This group consists of insurance and general industry companies similar to us in total assets, revenue or number of employees. In 2021, the Compensation Committee reviewed pay data from a published survey conducted by Aon-Hewitt.

Results of the Comparative Market Assessment

For 2021, the Compensation Committee examined the total direct compensation opportunity (base salary, annual cash incentives and long-term incentives) for each named executive officer, as well as each individual element of compensation. Data from the Proxy Comparison Group and Survey Comparison Group were used as a market reference for compensation decisions. The Compensation Committee does not target total compensation to a specific percentile of comparison group compensation.

The comparative market assessment led the Committee to approve increases in the 2022 annual cash incentive targets for named executive officers, other than Pat Gallagher, from 100% of salary to 125% of salary, and for Pat Gallagher from 200% to 225% of salary, which we will disclose in our 2023 Proxy Statement.

Compensation Committee Report

The Compensation Committee oversees the company's compensation program for named executive officers on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth above.

Based on the review and discussion referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the company's 2022 Proxy Statement and incorporated by reference in its 2021 Annual Report on Form 10-K, which it files with the SEC.

COMPENSATION COMMITTEE

Sherry S. Barrat *(Chair)*
David S. Johnson
Kay W. McCurdy

Executive Compensation Tables

2021 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($) [1]	Option Awards ($) [2]	Non-Equity Incentive Plan Compensation ($) [3]	Bonus [4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [5]	All Other Compensation ($) [6]	Total ($)
Pat Gallagher Chairman, President and Chief Executive Officer	2021	1,300,000	3,692,473	1,799,676	5,200,000	—	19,063	1,871,043	13,882,255
	2020	1,250,000	2,953,046	684,815	4,375,000	—	98,106	1,816,494	11,177,460
	2019	1,250,000	2,103,166	471,776	3,750,000	—	120,475	1,265,199	8,960,616
Doug Howell Chief Financial Officer	2021	950,000	749,494	730,976	1,900,000	500,000	191	770,200	5,600,861
	2020	900,000	983,200	171,129	1,575,000	—	3,566	716,222	4,349,117
	2019	900,000	897,377	151,011	1,800,000	—	3,849	671,219	4,423,456
Tom Gallagher President – Global P/C Brokerage	2021	1,000,000	789,143	769,085	2,000,000	1,000,000	—	935,000	6,493,228
	2020	900,000	674,711	313,087	1,575,000	—	79,381	657,787	4,199,945
	2019	900,000	672,536	302,022	1,800,000	—	96,662	549,991	4,321,211
Scott Hudson President – Risk Management	2021	700,000	552,528	538,325	1,400,000	—	—	612,805	3,803,658
	2020	700,000	524,775	243,456	1,225,000	—	—	557,382	3,250,593
	2019	700,000	523,304	234,549	1,225,000	—	—	526,225	3,209,078
Walt Bay General Counsel and Secretary	2021	725,000	587,701	572,810	1,450,000	500,000	—	583,357	4,418,868
	2020	675,000	616,115	176,124	1,181,250	—	—	528,205	3,176,694
	2019	675,000	614,833	169,754	1,350,000	—	—	478,840	3,288,427

(1) This column includes the full grant date fair value of PSUs and restricted stock units granted during each fiscal year. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation*. The amounts reported in this column for PSUs granted during each fiscal year represent the value of each award at the grant date based upon the probable outcome of the performance conditions under the program, determined in accordance with FASB ASC Topic 718. In accordance with SEC rules, any estimate for forfeitures is excluded from, and does not reduce, such amounts. Maximum payouts for the PSU awards as of the date of grant were as follows: Pat Gallagher – $7,384,946; Doug Howell – $1,498,988; Tom Gallagher – $1,578,286; Scott Hudson – $1,105,056; and Walt Bay – $1,175,402. For a discussion of PSUs, see page 28. For additional information on the valuation assumptions with respect to stock grants, refer to Note 12 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2021.

(2) This column represents the full grant date fair value of stock option awards granted during each fiscal year. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718. In accordance with SEC rules, any estimate for forfeiture is excluded from, and does not reduce, such amounts. For additional information on the valuation assumptions with respect to option grants, refer to Note 10 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2021.

(3) This column represents annual performance-based cash incentive awards related to services rendered in 2019, 2020 and 2021. Awards are reported for the year in which they are earned, regardless of the year in which they are paid. These awards were paid fully in cash in March of 2020, April of 2021 and expected to be paid April of 2022, respectively.

(4) The amounts set forth for 2021 represent one-time cash bonuses awarded to Doug Howell, Tom Gallagher and Walt Bay in connection with their contributions to completing the Wills Re acquisition. These amounts are expected to be paid out in April of 2022.

(5) The amounts shown in this column represent the aggregate change in actuarial present value of each named executive officer's benefits under our pension plan, except where such change is a negative value. When that is the case, SEC rules require that a zero be included in this table. In 2021, such figure was: Tom Gallagher – $(313). Scott Hudson and Walt Bay do not have any accrued benefits under our pension plan.

(6) For 2021, includes the following:

Named Executive Officer	DEPP Awards* ($)	Supplemental Plan Match** ($)	401(k) Match*** ($)	Corporate Auto & Insurance ($)	Financial Advisory Services ($)	Non U.S Tax Reimbursement ($)	Chartered Aircraft**** ($)	Club Memberships Not Exclusively For Business Use, Cell Phone Allowance, Corporate Event Tickets, Employee Commission Return ($)
Pat Gallagher	1,500,000	269,250	14,500	8,664	—	—	37,817	40,812
Doug Howell	600,000	111,750	14,500	8,664	16,555	—	—	18,731
Tom Gallagher	600,000	114,250	14,500	5,064	—	156,546	38,487	6,153
Scott Hudson	500,000	81,750	14,500	—	16,555	—	—	—
Walt Bay	450,000	80,813	14,500	8,664	16,555	—	—	12,825

Deferred Equity Participation Plan (DEPP)

Deferred cash awards under the DEPP are nonqualified deferred compensation awards under Section 409A of the Internal Revenue Code. Each named executive officer has made an irrevocable election to have such awards deemed invested in a fund representing shares of our common stock. Awards under the DEPP do not vest until participants reach age 62 (or the one-year anniversary of the date of grant for participants over the age of 61, which applies to Pat Gallagher and Tom Gallagher). Accordingly, amounts in the plan are subject to forfeiture in the event of a voluntary termination of employment prior to age 62 (or the minimum one-year vesting period). Awards deemed invested in our common stock provide an incentive for our named executive officers to manage our company for earnings growth and total shareholder return. In addition, the deferred realization of these awards encourages retention of our named executive officers until a normal retirement age, and for one-year increments after such age.

**Supplemental Savings and Thrift Plan (Supplemental Plan) Match*

The Supplemental Plan allows certain highly compensated employees (those with compensation greater than an amount set annually by the IRS) to defer up to 80% of their base salary and annual cash incentive payment. We match any deferrals of salary and annual cash incentive payments on a dollar-for-dollar basis up to the lesser of (i) the amount deferred or (ii) 5% of the employee's regular earnings minus the maximum contribution that we could have matched under the 401(k) Plan. All such cash deferrals and match amounts may be deemed invested, at the employee's election, in a number of investment options that include various mutual funds, an annuity product and a fund representing our common stock. Such employees may also defer restricted stock units and PSUs, but these deferrals are not subject to company matching. Amounts held in the Supplemental Plan accounts are payable as of the employee's termination of employment, or at such other time as the employee elects in advance of the deferral, subject to certain exceptions set forth in IRS regulations.

***401(k) Match*

Under our 401(k) Savings and Thrift Plan (401(k) Plan), a tax qualified retirement savings plan, participating employees, including our named executive officers, may contribute up to 75% of their earnings on a before-tax or after-tax basis into their 401(k) Plan accounts, subject to limitations imposed by the Internal Revenue Service (IRS). For fiscal 2021, we matched an amount equal to one dollar for every dollar an employee contributed on the first 5% of his or her regular earnings, subject to standard IRS compensation limits. The 401(k) Plan has other standard terms and conditions.

****Chartered Aircraft*

Amounts in this column represent the incremental cost to the company of personal use of aircraft chartered by the company. See page 28 for additional information. The incremental cost is calculated as the actual cost billed to the company for the applicable chartered flight. Where more than one executive officer was on the same flight, the cost was allocated proportionally between them. The imputed income attributable to such flights was taxable income and the associated taxes were not reimbursed or paid by the company.

2021 Grants of Plan-Based Awards

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Pat Gallagher	LTIP(1)	3/16/21	—	—	—	—	—	—	—	76,975	127.90	1,799,676
	LTIP(2)	3/16/21	—	—	—	14,435	28,870	57,740	—	—	—	3,692,473
	ANNUAL(3)	N/A	N/A	2,600,000	5,200,000	—	—	—	—	—	—	N/A
Doug Howell	LTIP(1)	3/16/21	—	—	—	—	—	—	—	31,265	127.90	730,976
	LTIP(2)	3/16/21	—	—	—	2,930	5,860	11,720	—	—	—	749,494
	ANNUAL(3)	N/A	N/A	950,000	1,900,000	—	—	—	—	—	—	N/A
Tom Gallagher	LTIP(1)	3/16/21	—	—	—	—	—	—	—	32,895	127.90	769,085
	LTIP(2)	3/16/21	—	—	—	3,085	6,170	12,340	—	—	—	789,143
	ANNUAL(3)	N/A	N/A	1,000,000	2,000,000	—	—	—	—	—	—	N/A
Scott Hudson	LTIP(1)	3/16/21	—	—	—	—	—	—	—	23,025	127.90	538,325
	LTIP(2)	3/16/21	—	—	—	2,160	4,320	8,640	—	—	—	552,528
	ANNUAL(3)	N/A	N/A	700,000	1,400,000	—	—	—	—	—	—	N/A
Walt Bay	LTIP(1)	3/16/21	—	—	—	—	—	—	—	24,500	127.90	572,810
	LTIP(2)	3/16/21	—	—	—	2,298	4,595	9,190	—	—	—	587,701
	ANNUAL(3)	N/A	N/A	725,000	1,450,000	—	—	—	—	—	—	N/A

(1) Stock options under our 2017 Long-Term Incentive Plan, vesting one-third on each of the third, fourth and fifth anniversaries of the grant date.

(2) The amounts represent the range of possible shares issuable to each named executive officer on the third anniversary of the grant date related to performance share units under our 2017 Long-Term Incentive Plan. See page 28.

(3) The amounts in this line represent the range of possible annual cash incentive award the named executive officer was eligible to receive in April 2022, related to 2021 performance under our annual cash incentive program. The amounts were subject to performance criteria and subject to the Compensation Committee's downward discretion. The amounts actually paid to each named executive officer are reported in the "Non-Equity Incentive Plan Compensation" column of the *2021 Summary Compensation Table* and footnote (3) thereto.

Outstanding Equity Awards at 2021 Fiscal Year-End

Name	Option Awards [1]				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested [2] (#)	Market Value of Shares or Units of Stock That Have Not Vested [3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [5] ($)
Pat Gallagher	51,000	0	46.17	3/11/22	—	—	—	—
	62,900	0	43.71	3/17/23	—	—	—	—
	38,867	19,433	56.86	3/16/24	—	—	—	—
	13,801	27,599	70.74	3/15/25	—	—	—	—
	0	44,050	79.59	3/14/26	—	—	—	—
	0	68,550	86.17	3/12/27	—	—	—	—
	0	76,975	127.90	3/16/28	—	—	—	—
					52,850	8,967,060	126,280	21,425,928
Doug Howell	19,100	0	46.17	3/11/22	—	—	—	—
	26,700	0	43.71	3/17/23	—	—	—	—
	13,201	6,599	56.86	3/16/24	—	—	—	—
	4,967	9,933	70.74	3/15/25	—	—	—	—
	0	14,100	79.59	3/14/26	—	—	—	—
	0	17,130	86.17	3/12/27	—	—	—	—
	0	31,265	127.90	3/16/28	—	—	—	—
					29,525	5,009,507	28,840	4,893,283
Tom Gallagher	26,800	0	46.17	3/11/22	—	—	—	—
	35,400	0	43.71	3/17/23	—	—	—	—
	24,867	12,433	56.86	3/16/24	—	—	—	—
	9,934	19,866	70.74	3/15/25	—	—	—	—
	0	28,200	79.59	3/14/26	—	—	—	—
	0	31,340	86.17	3/12/27	—	—	—	—
	0	32,895	127.90	3/16/28	—	—	—	—
					16,900	2,867,423	28,000	4,750,760
Scott Hudson	42,600	0	46.17	3/11/22	—	—	—	—
	30,700	0	43.71	3/17/23	—	—	—	—
	20,201	10,099	56.86	3/16/24	—	—	—	—
	7,734	15,466	70.74	3/15/25	—	—	—	—
	0	21,900	79.59	3/14/26	—	—	—	—
	0	24,370	86.17	3/12/27	—	—	—	—
	0	23,025	127.90	3/16/28	—	—	—	—
					13,150	2,231,161	20,820	3,532,529

Name	Option Awards [1]				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested [2] (#)	Market Value of Shares or Units of Stock That Have Not Vested [3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [5] ($)
Walt Bay	17,700	0	43.71	3/17/23	—	—	—	—
	14,534	7,266	56.86	3/16/24	—	—	—	—
	5,601	11,199	70.74	3/15/25	—	—	—	—
	0	15,850	79.59	3/14/26	—	—	—	—
	0	17,630	86.17	3/12/27	—	—	—	—
	0	24,500	127.90	3/16/28	—	—	—	—
					22,750	3,859,993	18,990	3,222,033

(1) Stock options vest or vested in accordance with the following vesting schedules:

Expiration Date	One-third vests on each of:
3/11/22	March 11, 2018, March 11, 2019 and March 11, 2020
3/17/23	March 17, 2019, March 17, 2020 and March 17, 2021
3/16/24	March 16, 2020, March 16, 2021 and March 16, 2022
3/15/25	March 15, 2021, March 15, 2022 and March 15, 2023
3/14/26	March 14, 2022, March 14, 2023 and March 14, 2024
3/12/27	March 12, 2023, March 12, 2024 and March 12, 2025
3/16/28	March 16, 2024, March 16, 2025 and March 16, 2026

(2) The following table provides information with respect to the vesting of each named executive officer's unvested restricted stock units and earned performance share units as of December 31, 2021:

Vesting Date	Type of award	Pat Gallagher	Doug Howell	Tom Gallagher	Scott Hudson	Walt Bay
3/16/22	Restricted Stock Units*	—	3,700	—	—	4,550
3/15/23	Restricted Stock Units*	—	3,250	—	—	4,000
3/14/24	Restricted Stock Units*	—	2,825	—	—	3,500
3/12/25	Restricted Stock Units*	—	2,850	—	—	2,250
3/16/22	Performance Share Units**	52,850	16,900	16,900	13,150	8,450
Total		52,850	29,525	16,900	13,150	22,750

* Granted in 2017, 2018, 2019 and 2020 (vesting five years from the date of grant).

** Granted in 2019; 200% of award earned based on our 2019-2021 performance.

(3) The amounts in this column are based on a closing stock price of $169.67 for our common stock on December 31, 2021.

(4) The following table provides information with respect to the vesting of each named executive officer's unearned unvested performance share units as of December 31, 2021:

Vesting Date	Type of award	Pat Gallagher	Doug Howell	Tom Gallagher	Scott Hudson	Walt Bay
3/12/23	Performance Share Units*	68,540	17,120	15,660	12,180	9,800
3/16/24	Performance Share Units**	57,740	11,720	12,340	8,640	9,190
Total		126,280	28,840	28,000	20,820	18,990

*   Granted in 2020, to be earned on the basis of 2020-2022 performance. The amounts reported represent maximum payouts (200% of target awards) based on 2020-2021 performance. See page 28 for more information.

**   Granted in 2021, to be earned on the basis of 2021-2023 performance. The amounts reported represent maximum payouts (200% of target awards) based on 2021 performance. See page 28 for more information.

(5) The amounts in this column are based on a closing stock price of $169.67 for our common stock on December 31, 2021.

2021 Option Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) [1] [2]	Value Realized on Vesting ($) [1]
Pat Gallagher	—	—	53,800	7,009,620
Doug Howell	1,200	93,336	24,750	1,263,816
Tom Gallagher	27,700	2,050,631	19,400	2,527,632
Scott Hudson	16,650	1,660,021	15,100	1,967,384
Walt Bay	—	—	15,050	1,977,846

(1) These columns reflect the vesting of restricted stock units and performance share units, as applicable. Restricted stock units awarded on March 17, 2016 vested on March 17, 2021 with value realized of $128.43 per share plus accrued cash dividend equivalents. Performance share units awarded on March 15, 2018 were earned at 200% on the basis of 2018-2020 performance and vested on March 15, 2021 with value realized of $127.21 per share plus accrued cash dividend equivalents.

(2) Pursuant to the terms of the Supplemental Plan (see page 36), Doug Howell deferred receipt of half of his performance share units vesting in 2021. He elected a lump-sum distribution in July 2023.

2021 Pension Benefits

Name	Plan Name	Number of Years of Credited Service (#) [1]	Present Value of Accumulated Benefit ($)
Pat Gallagher	Arthur J. Gallagher & Co. Employees' Pension Plan	25	1,017,698
Doug Howell	Arthur J. Gallagher & Co. Employees' Pension Plan	1	31,528
Tom Gallagher	Arthur J. Gallagher & Co. Employees' Pension Plan	25	648,646
Scott Hudson	Arthur J. Gallagher & Co. Employees' Pension Plan	—	—
Walt Bay	Arthur J. Gallagher & Co. Employees' Pension Plan	—	—

(1) The last year of credited service was 2005. Total years of actual service were as follows at December 31, 2021: Pat Gallagher - 47; Doug Howell - 18; Tom Gallagher - 41; Scott Hudson - 11; and Walt Bay - 14.

We maintain the Arthur J. Gallagher & Co. Employees' Pension Plan (the Pension Plan) which is qualified under the Internal Revenue Code and which historically covered substantially all domestic employees. In 2005, we amended the Pension Plan to freeze the accrual of future benefits for all domestic employees effective July 1, 2005. Benefits under the Pension Plan are based upon the employee's highest average annual earnings for a five calendar-year period with us and are payable after retirement in the form of an annuity or a lump sum. The maximum amount of annual earnings that may be considered in calculating benefits under the Pension Plan is $210,000 (the maximum amount of annual earnings allowable by law in 2005, the last year that benefits accrued under the Pension Plan).

Benefits under the Pension Plan are calculated as an annuity equal to 1% of the participant's highest annual average earnings multiplied by years of service, and commencing upon the participant's retirement on or after age 65. The maximum benefit under the pension plan upon retirement would be $53,318 per year, payable at age 65 in accordance with IRS regulations. Participants also may elect to commence their pensions anytime on or after attaining age 55 if they retire prior to age 65, with an actuarial reduction to reflect the earlier commencement date, ranging from 54% at age 55 to no reduction at age 65. All of our named executive officers with accumulated benefits under the plan are eligible to take this early retirement option. For additional information on the valuation assumptions with respect to pensions, refer to Note 13 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2021.

2021 Nonqualified Deferred Compensation

Name	Plan Name	Executive Contributions in Last Fiscal Year ($) [1]	Registrant Contributions in Last Fiscal Year ($) [2]	Aggregate Earnings in Last Fiscal Year ($) [3]	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($) [4]	Aggregate Balance at Last Fiscal Year End ($) [4][5]
Pat Gallagher	DEPP	—	1,500,000	6,867,792	2,562,752	23,280,178
	Supplemental Plan	567,500	269,250	3,255,341	—	23,437,116
Doug Howell	DEPP	—	600,000	8,676,307	—	30,993,083
	Supplemental Plan	2,329,306	111,750	11,206,547	—	36,118,280
Tom Gallagher	DEPP	—	600,000	334,982	854,251	806,603
	Supplemental Plan	128,750	114,250	442,464	—	2,238,947
Scott Hudson	DEPP	—	500,000	3,812,085	—	13,645,025
	Supplemental Plan	134,750	81,750	281,325	—	1,559,171
Walt Bay	DEPP	—	450,000	4,050,848	—	14,490,134
	Supplemental Plan	100,000	80,813	310,904	—	3,087,428

(1) Amounts in this column include amounts reported in the "Salary" and/or "Non-Equity Incentive Plan Compensation" columns in the *2021 Summary Compensation Table*. For Doug Howell, the amount in this column also includes the value of performance share units which vested in 2021 and which he deferred until 2023. For more information regarding such deferred by Doug Howell, see also footnote (2) to the *2021 Option Exercises and Stock Vested* table.

(2) These amounts are included in the "All Other Compensation" column of the *2021 Summary Compensation Table*.

(3) Amounts in this column are not included in the *2021 Summary Compensation Table*. These amounts represent the change in market value on deferred and matched amounts under the Supplemental Plan and on our contributions to the DEPP, based on the market-rate returns and dividend equivalents credited to participant accounts for the period January through December 2021. Participants may direct their Supplemental Plan account balances into a number of deemed investment options that include mutual funds, an annuity product and a fund representing our common stock, and may change such deemed investments on any regular business day. Awards under the DEPP are credited with returns of deemed investments elected by the participant, including a fund representing our common stock. Each of our named executive officers has elected the fund representing our common stock.

(4) For Pat Gallagher and Tom Gallagher, this amount includes both an accelerated distribution under the DEPP to cover applicable taxes on vested awards and receipt of a distribution in accordance with prior elections under the DEPP.

(5) The DEPP amounts include the following amounts also reported as compensation in this and prior years' Summary Compensation Tables (as applicable): Pat Gallagher - $8,400,000; Doug Howell - $6,700,000; Tom Gallagher - $3,800,000; Scott Hudson - $1,750,000; and Walt Bay - $1,550,000.

2021 Potential Payments upon Termination or Change in Control

Change-in-Control Agreements

We provide our named executive officers with change-in-control agreements, which we believe are an important part of their overall compensation. In addition to helping secure their continued dedication to stockholder interests prior to or following a change in control, the Compensation Committee also believes these agreements are important for recruitment and retention, as all or nearly all of our competitors for talent have similar agreements in place for their senior employees. In general, compensation levels under these agreements are separate and unrelated to named executive officers' overall compensation decisions for a given year.

Double Trigger

Each named executive officer's change-in-control agreement provides for payments if there is a "Termination" of the individual within 24 months after a "Change in Control" (commonly referred to in combination as a "double trigger").

- A **Change in Control** occurs (i) if a person or group is or becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the voting power to elect directors, (ii) if there is a change in the composition of the Board such that within a period of two consecutive years, individuals who at the beginning of such two-year period constitute the Board and any new directors elected or nominated by at least two-thirds of the directors who were either directors at the beginning of the two-year period or were so elected or nominated, cease for any reason to constitute at least a majority of the Board, or (iii) our stockholders approve the sale of all or substantially all of our assets or any merger, consolidation, issuance of securities or purchase of assets, the result of which would be the occurrence of any event described in (i) or (ii) above. A substantially similar change-in-control definition is used under our equity plans, the DEPP and the Supplemental Plan, except that our equity plans and the DEPP do not include subsection (iii) above.

- A **Termination** means either (i) a termination of employment by us for any reason other than death, physical or mental incapacity or "cause" (defined as gross misconduct or willful and material breach of the change-in-control agreement) or (ii) resignation upon the occurrence of (1) a material change in the nature or scope of the individual's authorities, powers, functions or duties, (2) a reduction in total compensation, (3) any relocation of the individual's principal place of employment more than 35 miles from his or her location prior to the Change in Control, (4) a breach of the change-in-control agreement by us or (5) a good faith determination by the individual that as a result of the Change in Control, his or her position is materially affected.

Payments upon Double Trigger

Under the change-in-control agreements, each named executive officer subject to Termination within 24 months after a Change in Control is entitled to receive:

- **Severance – two-times salary, bonus and annual cash incentive.** A lump sum severance payment equal to salary, bonus and annual cash incentive compensation payments for a 24-month period on the basis of a salary rate not less than his annual salary prior to the termination, or if greater, the salary at the time of the Change in Control and the bonus and annual cash incentive payment prior to termination or, if greater, the bonus and annual cash incentive payment prior to the Change in Control. The severance payment would be made in a lump sum not more than seven days after the date of termination.

- **No new excise tax gross-up payments.** Our change-in-control agreements entered into prior to 2008 provide that the named executive officer would be eligible to receive an excise tax "gross-up" payment as defined in Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, relating to so-called "excess parachute payments." However, our change-in-control agreements entered into after 2008 do not contain excise tax gross-ups, and it is our policy not to enter into new change-in-control agreements that contain excise tax gross-ups, or amend existing change-in-control agreements without removing these provisions.

- **Participation in benefit plans.** The change-in-control agreements also provide for continued participation in welfare benefit plans, including medical, dental, life and disability insurance, on the same basis and at the same cost as prior to the Termination, for the shorter of a two-year period or until the individual becomes covered by a different plan with coverage or benefits equal to or greater than the plan provided by us. The agreements also provide for the payment of any unpaid salary and a lump sum cash payment for accumulated but unused vacation.

Other Termination and Change-in-Control Payments

The table below shows potential incremental payments, benefits and equity award accelerations upon termination of our named executive officers. The amounts are determined under existing agreements and plans for various termination scenarios. The amounts assume that the trigger events for all such payments occurred on December 31, 2021 and use the closing price of our common stock on that date of $169.67. The amounts in the table below do not include the amount of pension or deferred compensation our named executive officers would receive under each termination scenario. Instead, these amounts are reflected in the *2021 Pension Benefits* and *2021 Nonqualified Deferred Compensation* tables presented above.

- **Stock options.** All of our named executive officers have outstanding stock options, which they are eligible to exercise upon termination of employment. If they are terminated for cause they are eligible to exercise all options that are vested at the time of termination, subject to the restrictive covenant and clawback provisions in their award agreements. Because our named executive officers have all reached the age of 55, upon a voluntary resignation or termination without cause, their stock options would not be subject to forfeiture if their departure from the company is at least two years after the date of grant. If a named executive officer is terminated due to death or disability, all stock options vest and remain outstanding through their original expiration date. Upon a change in control, stock options granted prior to the approval of our 2017 Long-Term Incentive Plan vest immediately and may be exercised through their original expiration date. For stock options granted after the approval of our 2017 Long-Term Incentive Plan, accelerated vesting at a change in control requires Board approval.

- **Restricted stock units.** Doug Howell and Walt Bay have outstanding restricted stock units. Upon a termination for cause, all unvested restricted stock units would lapse. Because they have reached the age of 55, upon a voluntary resignation or termination without cause, their restricted stock units would not be subject to forfeiture if their departure from the company is at least two years after the date of grant, although vesting and distribution will still occur in accordance with the original schedule. If they terminate because of death or disability the awards vest immediately. Upon a change in control, all restricted stock units granted prior to the approval of our 2017 Long-Term Incentive Plan vest immediately. For restricted stock units granted after the approval of our 2017 Long-Term Incentive Plan, accelerated vesting at a change in control requires Board approval.

- **PSUs.** All of our named executive officers have outstanding PSUs. Upon a termination for cause, all unvested PSUs would lapse. Because our named executive officers have all reached the age of 55, upon a voluntary resignation or termination without cause, the earned portion of PSUs would not be subject to forfeiture if their departure from the company is at least two years after the date of grant, although vesting and distribution will still occur in accordance with the original schedule. If they terminate because of death or disability the awards vest immediately at target. Upon a change in control, all earned PSUs granted prior to the approval of our 2017 Long-Term Incentive Plan vest immediately and the performance conditions for unearned PSUs are deemed satisfied at target levels or, if greater, on a *pro rata* basis based on actual achievement as of the date of the change in control. For PSUs granted after the approval of our 2017 Long-Term Incentive Plan, Board approval is required at a change in control both for accelerated vesting and for the deemed satisfaction of performance conditions described in the prior sentence.

- **DEPP.** All of our named executive officers participate in the DEPP. Amounts in this plan vest on the earliest to occur of (1) the date the participant turns 62 (or the one-year anniversary of the date of grant for participants over 61), (2) death, (3) termination of employment because of disability, (4) termination in a manner that grants the person severance pay under our Severance Plan (filed as an exhibit to our Exchange Act filings) and (5) a change in control. Accordingly, vesting would accelerate under all of the termination scenarios other than a voluntary resignation or a termination for cause.

- **Termination for Cause.** Where applicable, termination "for cause" under our plans generally means a termination of employment based upon the good faith determination of the company that one or more of the following events has occurred: (i) the participant has committed a dishonest or fraudulent act to the material detriment of the company; (ii) the participant has been convicted (or pleaded guilty or *nolo contendere*) for a crime involving moral turpitude or for any felony; (iii) material and persistent insubordination on the part of the participant; (iv) the loss by the participant, for any reason, of any license or professional registration without the company's written consent; (v) the diversion by the participant of any business or business opportunity of the company for the benefit of any party other than the company; (vi) material violation of the company's Global Standards of Business Conduct by the participant; or (vii) the participant has engaged in illegal conduct, embezzlement or fraud with respect to the assets, business or affairs of the company.

- **No Liberal Change-in-Control Definitions in Equity Plans or DEPP.** None of our equity plans or the DEPP has a "liberal" change-in-control definition (i.e., they do not provide for buyout thresholds lower than 50%, and a change in control is deemed to occur upon completion, rather than stockholder approval, of a transaction).

	Executive Benefits and Payments Upon Separation	Voluntary Resignation	Death or Disability	Termination with Cause	Termination without Cause	Change in Control [1]	Termination without Cause or Resignation for Good Reason Following Change in Control
Pat Gallagher	Severance Pay	$ —	$ —	$ —	$ 1,300,000	$ —	$ 13,000,000
	Stock Options [2]	28,861,933	37,801,104	19,971,303	28,861,933	37,801,104	37,801,104
	Restricted Stock Units	—	—	—	—	—	—
	PSUs [3]	8,979,744	24,290,102	—	8,979,744	24,290,102	24,290,102
	DEPP [4]	21,263,670	23,280,178	21,263,670	23,280,178	23,280,178	23,280,178
	Benefit Plan Participation [5]	—	—	—	—	—	64,133
	Excise Tax Gross-Up	—	—	—	—	10,815,995	18,177,755
	Total	$59,105,347	$85,371,384	$41,234,973	$62,421,855	$96,187,379	$116,613,272
Doug Howell	Severance Pay	$ —	$ —	$ —	$ 657,692	$ —	$ 5,700,000
	Stock Options [2]	10,699,805	13,436,099	7,702,572	10,699,805	13,436,099	13,436,099
	Restricted Stock Units	1,683,488	2,176,367	—	1,683,488	2,176,367	2,176,367
	PSUs [3]	2,869,451	6,441,592	—	2,869,451	6,441,592	6,441,592
	DEPP	—	30,993,083	—	30,993,083	30,993,083	30,993,083
	Benefit Plan Participation [5]	—	—	—	—	—	64,592
	Excise Tax Gross-Up	—	—	—	—	5,243,502	9,052,966
	Total	$15,252,744	$53,047,141	$ 7,702,572	$46,903,519	$58,290,643	$ 67,864,699
Tom Gallagher	Severance Pay	$ —	$ —	$ —	$ 1,000,000	$ —	$ 6,000,000
	Stock Options [2]	17,464,967	21,455,881	11,556,801	17,464,967	21,445,881	21,445,881
	Restricted Stock Units	—	—	—	—	—	—
	PSUs [3]	2,871,479	6,289,425	—	2,871,479	6,289,425	6,289,425
	DEPP	—	806,603	—	806,603	806,603	806,603
	Benefit Plan Participation [5]	—	—	—	—	—	50,768
	Excise Tax Gross-Up	—	—	—	—	—	6,540,813
	Total	$20,336,446	$28,551,909	$11,556,801	$22,143,049	$28,541,909	$ 41,133,490
Scott Hudson	Severance Pay	$ —	$ —	$ —	$ 296,154	$ —	$ 4,200,000
	Stock Options [2]	16,814,143	19,810,792	12,172,071	16,814,143	19,810,792	19,810,792
	Restricted Stock Units	—	—	—	—	—	—
	PSUs [3]	2,234,317	4,802,651	—	2,234,317	4,802,651	4,802,651
	DEPP	—	13,645,025	—	13,645,025	13,645,025	13,645,025
	Benefit Plan Participation [5]	—	—	—	—	—	47,946
	Excise Tax Gross-Up	—	—	—	—	—	—
	Total	$19,048,460	$38,258,468	$12,172,071	$32,989,639	$38,258,468	$ 42,506,414
Walt Bay	Severance Pay	$ —	$ —	$ —	$ 390,385	$ —	$ 4,350,000
	Stock Options [2]	7,778,542	10,274,012	4,423,179	7,778,542	10,274,012	10,274,012
	Restricted Stock Units	2,075,242	2,464,357	—	2,075,242	2,464,357	2,464,357
	PSUs [3]	1,435,740	3,712,700	—	1,435,740	3,712,700	3,712,700
	DEPP	—	14,490,134	—	14,490,134	14,490,134	14,490,134
	Benefit Plan Participation [5]	—	—	—	—	—	59,511
	Excise Tax Gross-Up	—	—	—	—	4,495,711	7,543,627
	Total	$11,289,524	$30,941,203	$ 4,423,179	$26,170,043	$35,436,914	$ 42,894,341

(1) For stock options, restricted stock units and PSUs granted after 2017, assumes Board approval of accelerated payouts at a change in control.

(2) A substantial portion of the values shown represent fully vested amounts, which are disclosed above under *Outstanding Equity Awards at 2021 Fiscal Year-end*.

(3) For purposes of this table we assume that unearned PSUs are valued at actual achievement as of December 31, 2021.

(4) The participant has reached age 62, which means that substantially all award balances under the plan are vested.

(5) Represents the lump sum present value of two years of benefits as described above under *Participation in benefit plans*.

Item 4 – Advisory Vote to Approve the Compensation of Our Named Executive Officers

Pursuant to Section 14A of the Exchange Act, we are asking our stockholders to vote, on a non-binding, advisory basis, to approve the compensation of our named executive officers, as described in the Compensation Discussion and Analysis, compensation tables and related narrative discussion in this Proxy Statement. This proposal, commonly known as "say-on-pay", gives our stockholders the opportunity to express their views on the compensation of our named executive officers. Our stockholders are given the opportunity to vote, on a non-binding, advisory basis, on say-on-pay proposals annually. Our stockholders will have the next opportunity to vote on such a proposal at the 2023 Annual Meeting.

We believe that our compensation program for named executive officers is structured in the best manner possible to support our company and business objectives, as well as to support our culture and traditions developed since our founding in 1927. We believe our program strikes the appropriate balance between using responsible, measured pay practices and effectively motivating our executives to dedicate themselves fully to value creation for our stockholders.

We encourage you to read our Compensation Discussion and Analysis on pages 24 to 33 of this Proxy Statement and our Executive Compensation tables on pages 35 to 44.

Resolution and Recommendation

The Board strongly endorses the company's compensation program for named executive officers and recommends that stockholders vote in favor of the following resolution:

RESOLVED, that the compensation of the named executive officers of Arthur J. Gallagher & Co., as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the executive compensation tables and the related narrative in this Proxy Statement, is hereby APPROVED.

 THE BOARD RECOMMENDS THAT YOU VOTE **FOR** THE ADVISORY RESOLUTION APPROVING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the ratio of the annual total compensation of Pat Gallagher, our CEO, to the annual total compensation of the median compensated of all our other employees who were employed as of December 31, 2021. For 2021, Pat Gallagher's total compensation was $13,882,255 and the annual total compensation of our median compensated employee was $64,135. The ratio between these two amounts was 216 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

As of December 31, 2021, our total employee population consisted of approximately 39,531 employees. As permitted by the rule, we excluded approximately 4,078 employees of the businesses we acquired during 2021, which are identified in Note 4 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2021. We also excluded approximately 1,281 non-U.S. employees, or less than 4% of our total U.S. and non-U.S. employee population, from the following non-U.S. jurisdictions: Colombia (260), Chile (141), Guernsey (110), Peru (110), Bermuda (83), Jersey (68), Sweden (65), Jamaica (64), Trinidad and Tobago (56), Singapore (49), Sri Lanka (48), Barbados (44), Brazil (26), Switzerland (24), Cayman Islands (23), Isle of Man (21), Gibraltar (20), Norway (17), Malta (16), Saint Lucia (10), Belgium (6), Saint Vincent and the Grenadines (4), Antigua and Barbuda (3), Dominica (3), Grenada (3), United Arab Emirates (3), Saint Kitts and Nevis (2), and Vietnam (2). After giving effect to these two adjustments, our employee population consisted of approximately 34,172 individuals.

We used 2021 gross taxable income as set forth in our payroll data to determine our "median employee," which we annualized for all permanent employees who did not work for the entire year. Once identified, we calculated the annual total compensation of our "median employee" for 2021 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of the *2021 Summary Compensation Table* included in this Proxy Statement.

Questions & Answers About the Annual Meeting

What is the quorum requirement for holding the Annual Meeting?

The holders of a majority of the stock issued and outstanding and entitled to vote at a meeting of the stockholders, present in person or deemed to be present or represented by proxy, shall constitute a quorum for purposes of any Annual Meeting of Stockholders. Broker non-votes and abstentions are counted for purposes of determining the presence of a quorum at this Annual Meeting. If a quorum is not present at the scheduled time of the Annual Meeting, the stockholders entitled to vote thereat, present in person, deemed to be present or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present, deemed to be present or represented.

What are broker non-votes?

A "broker non-vote" occurs with respect to a proposal when a broker, trustee, or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner and the beneficial owner fails to provide the nominee with such instructions. Under the rules of the NYSE, brokers, trustees or other nominees may (but are not required to) generally vote on routine matters but cannot vote on non-routine matters. Only the ratification of the appointment of our independent auditor is considered a routine matter. The other proposals are not considered routine matters, and without your instructions, your broker cannot vote your shares.

Will any matters other than those identified in this Proxy Statement be decided at the Annual Meeting?

As of the date of this Proxy Statement, we are not aware of any matters to be raised at the Annual Meeting other than those described in this Proxy Statement. If any other matters are properly presented at the Annual Meeting for consideration, the people named as proxy holders on the proxy card will vote your proxy on those matters in their discretion. If any of our nominees are not available as a candidate for director, the proxy holders will vote your proxy for any other candidate the Board may nominate or the Board may choose to decrease the size of the Board or leave a vacancy on the Board.

Who can vote, and how do I vote?

Only holders of our common stock at the close of business on the record date of March 16, 2022 are entitled to notice of and to vote at the Annual Meeting. We have no other outstanding securities entitled to vote, and there are no cumulative voting rights for the election of directors. At the close of business on the record date, we had 209,614,153 shares of common stock outstanding and entitled to vote. Each holder of our common stock on that date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

"Record holders" may vote (1) by completing and returning a proxy card, (2) on the Internet, or (3) using a toll-free telephone number. Please see the proxy card for specific instructions on how to vote using one of these methods. The telephone and

Internet voting facilities for record holders will close at 11:59 p.m. Eastern Daylight Time on May 9, 2022. "Beneficial owners" will receive instructions from their broker or other intermediary (or should contact their broker or other intermediary for instructions) describing the procedures and options for voting. Shares held in the Arthur J. Gallagher & Co. Employees' 401(k) Savings and Thrift Plan must be voted by 5:00 p.m. Eastern Daylight Time on May 5, 2022.

What is the voting standard and the treatment of abstentions and broker non-votes for each item on the proxy card?

Voting Item	Voting Standard	Treatment of Abstentions & Broker Non-Votes
Election of directors (Item 1)	Majority of votes cast	Not counted as votes cast and therefore no effect
2022 Long-Term Incentive Plan (Item 2)	Majority of stock having voting power and present	Abstentions treated as votes against. Broker non-votes have no effect
Auditor ratification (Item 3)	Majority of stock having voting power and present	Abstentions treated as votes against. Broker non-votes not applicable (routine matter, so brokers can vote)
Say-on-pay (Item 4)	Majority of stock having voting power and present	Abstentions treated as votes against. Broker non-votes have no effect

What is the difference between a "record holder" and a "beneficial owner"?

If your shares are registered directly in your name, you are considered the "record holder" of those shares. If, on the other hand, your shares are held in a brokerage account or by a bank or other intermediary, you are considered the "beneficial owner" of shares held in street name, and a Notice of Internet Availability of Proxy Materials (Internet Availability Notice) was forwarded to you automatically from your broker or other intermediary. As a beneficial owner, you have the right to instruct your broker or other intermediary to vote your shares in accordance with your wishes. You are also invited to attend the Annual Meeting. Because a beneficial owner is not the record holder, you may not vote your shares in person at the meeting unless you obtain a "legal proxy" from your broker or other intermediary. Your broker or other intermediary has provided you with an explanation of how to instruct it regarding the voting of your shares. If you do not provide your broker or other intermediary with voting instructions, your broker or other intermediary will not be allowed to vote your shares at the Annual Meeting for any matter other than ratification of the appointment of our independent auditor.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you are a record holder and sign the proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (FOR all of our nominees to the Board, FOR the 2022 Long-Term Incentive Plan, FOR ratification of the appointment of our independent registered public accounting firm, and FOR the approval of the compensation of our named executive officers).

What is "householding"?

Householding is a procedure approved by the SEC whereby multiple stockholders of record who share the same last name and address will receive only one Internet Availability Notice or one set of proxy materials. Each stockholder of record will continue to receive a separate proxy card. We have undertaken householding to reduce printing costs and postage fees. A stockholder must affirmatively consent to householding. Record holders who wish to begin or discontinue householding may contact Broadridge Investor Communication Solutions, Inc. (Broadridge) by calling 1-800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Broadridge will undertake the necessary steps to continue or discontinue householding upon such request of a record holder. Beneficial owners who wish to begin or discontinue householding should contact their broker or other intermediary. You can also request prompt delivery of a copy of the Proxy Statement and Annual Report by contacting our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050 (telephone number: 630-773-3800).

What should I do if I receive more than one Internet Availability Notice or proxy card?

If you own some shares of common stock directly as a record holder and other shares indirectly as a beneficial owner, or if you own shares of common stock through more than one broker or other intermediary, you may receive multiple Internet Availability Notices or, if you request proxy materials to be delivered to you by mail, you may receive multiple proxy cards. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the Internet Availability Notices you receive in order to vote all of the shares you own. If you request proxy materials to be delivered to you by mail, each proxy card you receive will come with its own prepaid return envelope. If you vote by mail, please make sure you return each proxy card in the return envelope that accompanied the proxy card.

May I change my vote after I return my proxy?

Yes. If you are a record holder, even after you have submitted your proxy, you may revoke your proxy at any time before it is exercised by delivering a written notice of revocation to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. You may also revoke your proxy and change your vote at any time by timely mailing a proxy card that is properly signed and dated with a later date than your previous vote, by casting a later dated proxy via the Internet or telephone, or by voting on the Internet at the virtual Annual Meeting.

If you are a beneficial owner of shares held in street name, you must contact the holder of record to revoke a previously authorized proxy. Beneficial owners must have a "legal proxy" from their broker to vote in person at the Annual Meeting. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

Who will pay the costs of soliciting these proxies?

We are soliciting proxies from stockholders on behalf of our Board and we will pay the costs of soliciting proxies to be voted at the Annual Meeting. After the Internet Availability Notices are initially distributed, we and our agents may also solicit proxies by mail, electronic mail, telephone or in person. We will also reimburse brokers and other intermediaries for their expenses in sending Internet Availability Notices to beneficial owners. In addition, we have hired Morrow Sodali LLC, 470 West Ave., Stamford, CT 06902, to assist us in soliciting proxies, for which we will pay a fee of $10,000 plus their reasonable out-of-pocket expenses.

What is the deadline for submitting a director nominee under our "proxy access" by-law or a stockholder proposal under Rule 14a-8 to be included in the 2023 Proxy Statement?

Pursuant to Rule 14a-8, if a stockholder wants the company to consider a proposal for inclusion in our proxy materials for presentation at our 2023 Annual Meeting, the proposal should be addressed to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050, must comply with all relevant SEC requirements, and must be received by us not later than close of business on November 22, 2022.

Our by-laws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the company's outstanding common stock continuously for at least three years to nominate and include in the company's proxy materials directors constituting up to the greater of two or 20% of board seats, if the stockholder(s) and the nominee(s) meet the requirements in our by-laws. Notice of director nominations submitted under these proxy access by-law provisions must be delivered to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050, no earlier than the close of business on October 23, 2022 and no later than the close of business on November 22, 2022. For these purposes, "close of business" means 5:00 p.m. CDT. If the date of the Annual Meeting is more than 30 days before or after May 10, 2023, a notice under our proxy access by-law must be so delivered not earlier than the close of business on the 150th day prior to the 2023 Annual Meeting and not later than the close of business on the later of the 120th day prior to the 2023 Annual Meeting or the 10th day following the date the 2023 Annual Meeting date is publicly announced. Director nominations submitted pursuant to the proxy access provisions of our by-laws must comply with all of the requirements of our by-laws.

How do I submit a proposal regarding a director nomination or other item of business to be presented directly at the 2023 Annual Meeting?

Under our by-laws, notice of any matter that is not submitted for inclusion in our Proxy Statement and proxy card for the 2023 Annual Meeting under Rule 14a-8, but that a stockholder instead wishes to present directly at the Annual Meeting, including director nominations outside of our proxy access by-law and other items of business, must be delivered to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050, not later than the close of business on February 9, 2023 and not earlier than the close of business on January 10, 2023. If the date of the 2023 Annual Meeting is more than 30 days before or after May 10, 2023, notice of any such matter must be delivered not earlier than the close of business on the 120th day prior to the date of the 2023 Annual Meeting and not later than the close of business on the later of the 90th day prior to the 2023 Annual Meeting or the 10th day following the date the 2023 Annual Meeting date is publicly announced. For these purposes, "close of business" means 5:00 p.m. CDT. We will not entertain any nominations or other items of business at the 2023 Annual Meeting that do not meet the requirements in our by-laws. If we do not receive notice of a matter by February 9, 2023 (or the applicable deadline if the 2023 Annual Meeting is more than 30 days before or after May 10, 2023), SEC rules permit the people named as proxy holders on the proxy card to vote proxies in their discretion when and if the matter is raised at the 2023 Annual Meeting. Any stockholder proposal relating to a director nomination should set forth all information relating to such person required to be disclosed in solicitations of proxies for contested director elections under Regulation 14A of the Exchange Act, including, among other things, the particular experience, qualifications, attributes or skills of the nominee that, in light of our business and structure, led to the stockholder's conclusion that the nominee should serve on the Board. The proposal should also include the director nominee's written consent to be named in our Proxy Statement as a nominee and to serve as a director if elected. Stockholders are also advised to review our by-laws, which contain additional disclosure and other requirements regarding the information to be included in the advance notices of stockholder proposals and director nominations.

In addition, notice that a stockholder intends to solicit proxies pursuant to Rule 14a-19, the SEC's universal proxy rule, in support of nominees submitted under the Company's advance notice bylaws must be delivered to our Corporate Secretary not later than March 11, 2023.

How do I recommend a proposed director nominee to the Board for consideration?

Any stockholder who wishes to propose director nominees for consideration by the Board's Nominating/Governance Committee, but does not wish to present such proposal at an annual meeting, may do so at any time by directing a description of each nominee's name and qualifications for Board membership to the Chair of the Nominating/Governance Committee, c/o our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. The recommendation should contain all of the information regarding the nominee described in the question and answer above and in our by-laws relating to director nominations brought before an annual meeting. The Nominating/Governance Committee evaluates nominee proposals submitted by stockholders in the same manner in which it evaluates other nominees.

Where can I find the voting results of the Annual Meeting?

An automated system administered by Broadridge will tabulate the votes. Voting results will be reported in a Current Report on Form 8-K that we will file with the SEC within four business days following the Annual Meeting.

Any stockholder who would like a copy of our Annual Report on Form 10-K, including the related financial statements and financial statement schedules, may obtain one, without charge, by addressing a request to the attention of the Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. Our copying costs will be charged if copies of exhibits to the Annual Report are requested. You may also obtain a copy of the Annual Report, including exhibits, from our website, investor.ajg.com, by clicking on "Financials."

Exhibit A

Arthur J. Gallagher & Co. 2022 Long-Term Incentive Plan

I. Introduction

1.1 **Purposes.** The purposes of the Arthur J. Gallagher & Co. 2022 Long-Term Incentive Plan (this "**Plan**") are (i) to align the interests of the Company's stockholders and the recipients of Awards under this Plan by increasing the proprietary interest of such recipients in the Company's growth and success, (ii) to advance the interests of the Company by attracting and retaining directors, officers and other employees, and (iii) to motivate such persons to act in the long-term best interests of the Company and its stockholders. As of the effective date of the Plan, no further awards shall be granted under the Prior Plans, as defined in Section 1.2.

1.2 **Certain Definitions.**

"**Agreement**" shall mean the written or electronic agreement evidencing an Award hereunder. An Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, memoranda, notices or similar instruments as approved by the Committee.

"**Automatic Exercise Date**" shall mean the last business day of the term of an Option or SAR.

"**Award**" shall mean an Option, Restricted Stock Award, Restricted Stock Unit Award, or a SAR, which may be awarded or granted under the Plan (collectively, "**Awards**").

"**Board**" shall mean the Board of Directors of the Company.

"**Change in Control**" shall have the meaning set forth in Section 4.8(b).

"**Code**" shall mean the Internal Revenue Code of 1986, as amended.

"**Committee**" shall mean the Committee designated by the Board, consisting of two or more members of the Board, each of whom shall be (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and (ii) "independent" within the meaning of the rules of the New York Stock Exchange or, if the Common Stock is not listed on the New York Stock Exchange, within the meaning of the rules of the principal national stock exchange on which the Common Stock is then traded. Any reference herein to the Committee shall be deemed to include any person to whom any duty of the Committee has been delegated pursuant to Section 1.3.

"**Common Stock**" shall mean the common stock, par value $1.00 per share, of the Company.

"**Company**" shall mean Arthur J. Gallagher & Co., a Delaware corporation, or any successor thereto.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Fair Market Value**" shall mean the closing transaction price (or, at the discretion of the Committee, the real time price) of a share of Common Stock as reported on the New York Stock Exchange on the date as of which such value is being determined or, if the Common Stock is not listed on the New York Stock Exchange, the closing transaction price of a share of Common Stock on the principal national stock exchange on which the Common Stock is traded on the date as of which such value is being determined or, if there shall be no reported transactions for such date, on the next preceding date for which transactions were reported; provided, however, that if the Common Stock is not listed on a national stock exchange or if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Committee by whatever means or method as the Committee, in the good faith exercise of its discretion and in accordance with the applicable provisions of Section 409A of the Code, shall at such time deem appropriate. For purposes of Section 2.1(c)(i)(B), Section 2.1(c)(i)(C) and Section 4.5, the Fair Market Value of any shares of Common Stock shall be the market value determined by such methods or procedures as shall be established from time to time by the Committee.

"**Free-Standing SAR**" shall mean a SAR which is not granted in tandem with, or by reference to, an Option, which entitles the holder thereof to receive, upon exercise, shares of Common Stock (which may be Restricted Stock) or cash with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of such SARs which are exercised.

"**Full Value Award**" shall mean any Award settled in shares of Common Stock other than (i) an Option or (ii) a SAR.

"**Incentive Stock Option**" shall mean an Option that meets the requirements of Section 422 of the Code, or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option and is specified to be an Incentive Stock Option in the applicable Award Agreement.

"**Non-Employee Director**" shall mean any director of the Company who is not an officer or employee of the Company or any Subsidiary.

"**Nonqualified Stock Option**" shall mean an Option which is not an Incentive Stock Option.

"**Option**" shall mean a right to purchase shares of Common Stock at a specified exercise price, and includes both Incentive Stock Options and Nonqualified Stock Options.

"**Participant**" shall mean a person who has been granted an Award.

"**Performance Measures**" shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an Option or SAR or (ii) during the applicable Restriction Period or Performance Period as a condition to the vesting of the holder's interest, in the case of a Restricted Stock Award, of the shares of Common Stock subject to such Award, or, in the case of a Restricted Stock Unit Award, to the holder's receipt of the shares of Common Stock subject to such Award or of payment with respect to such Award.

Such criteria and objectives shall include one or more of the following (or a derivation of the following) objective corporate-wide or subsidiary, division, operating unit or individual measures, stated in either absolute terms, per-share or relative terms, such as rates of growth or improvement, compared to a previous year's results or to a designated comparison group, either based upon United States Generally Accepted Accounting Principles ("GAAP") or non-GAAP financial results, individually or in combination, measured annually or cumulatively over a period of years: (i) the attainment by a share of Common Stock of a specified Fair Market Value for a specified period of time, (ii) earnings per share, (iii) return to stockholders, (iv) return on assets, (v) return on equity, (vi) revenue (organic or otherwise), (vii) cash flow, (viii) operating expense reduction, (ix) return on investment, (x) return on capital, (xi) operating margin, (xii) net income, (xiii) earnings before interest, taxes, depreciation, amortization and/or change in estimated earnout payables or net earnings (either before or after interest, taxes, depreciation, amortization and/or change in estimated earnout payables), (xiv) operating earnings, (xv) net cash provided by operations, and (xvi) strategic business criteria, consisting of one or more objectives such as (A) geographic business expansion goals, (B) cost targets, (C) customer satisfaction ratings, (D) reductions in errors and omissions, (E) reductions in lost business, (F) management of employment practices and employee benefits, (G) supervision of litigation, (H) satisfactory audit scores, (I) productivity, (J) efficiency, (K) ESG-related goals or objectives and (L) goals relating to acquisitions or divestitures, or any combination of the foregoing or any other performance criteria that the Committee deems appropriate. The Committee shall certify the extent to which any Performance Measure has been satisfied, and the amount payable as a result thereof.

In the sole discretion of the Committee, the Committee may provide that one or more adjustments shall be made to one or more of the Performance Measures. Such adjustments may include one or more of the following: (i) items related to a change in accounting principles or applicable law; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under GAAP; (ix) items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments if such adjustment is timely approved in connection with the establishment of such Performance Measures; (xi) items relating to infrequently occurring corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; (xiv) items relating to any other infrequently occurring events or changes in applicable laws, accounting principles or business conditions; (xv) items relating to foreign currency impacts; or (xvi) items relating to such other events as the Committee shall deem appropriate.

"**Performance Period**" shall mean any period designated by the Committee during which (i) the Performance Measures applicable to an Award shall be measured and (ii) the conditions to vesting applicable to an Award shall remain in effect.

"**Prior Plans**" shall mean the Company's 2014 Long-Term Incentive Plan and the Company's 2017 Long-Term Incentive Plan.

"**Restricted Stock**" shall mean shares of Common Stock which are subject to a Restriction Period and which may, in addition thereto, be subject to the attainment of specified Performance Measures within a specified Performance Period.

"**Restricted Stock Award**" shall mean an Award of Restricted Stock under this Plan.

"**Restricted Stock Unit**" shall mean a right to receive one share of Common Stock or, in lieu thereof, the Fair Market Value of such share of Common Stock in cash, which shall be contingent upon the expiration of a specified Restriction Period and which may, in addition thereto, be contingent upon the attainment of specified Performance Measures within a specified Performance Period.

"**Restricted Stock Unit Award**" shall mean an Award of Restricted Stock Units under this Plan.

"**Restriction Period**" shall mean any period designated by the Committee during which (i) the Common Stock subject to a Restricted Stock Award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in this Plan or the Agreement relating to such Award, and (ii) the conditions to vesting applicable to a Restricted Stock Unit Award shall remain in effect.

"**SAR**" shall mean a stock appreciation right which may be a Free-Standing SAR or a Tandem SAR.

"**Stock Award**" shall mean a Restricted Stock Award or a Restricted Stock Unit Award.

"**Subsidiary**" shall mean any corporation, limited liability company, partnership, joint venture or similar entity in which the Company owns, directly or indirectly, an equity interest possessing more than 50% of the combined voting power of the total outstanding equity interests of such entity.

"**Substitute Award**" shall mean an Award granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or SAR.

"**Tandem SAR**" shall mean a SAR which is granted in tandem with, or by reference to, an Option (including a Nonqualified Stock Option granted prior to the date of grant of the SAR), which entitles the holder thereof to receive, upon exercise of such SAR and surrender for cancellation of all or a portion of such Option, shares of Common Stock (which may be Restricted Stock) or cash with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of shares of Common Stock subject to such Option, or portion thereof, which is surrendered.

"**Ten Percent Holder**" shall have the meaning set forth in Section 2.1(a).

1.3 **Administration.** This Plan shall be administered by the Committee. Any one or a combination of the following Awards may be made under this Plan to eligible persons: (i) Options to purchase shares of Common Stock in the form of Incentive Stock Options or Nonqualified Stock Options, (ii) SARs in the form of Tandem SARs or Free-Standing SARs, and (iii) Stock Awards in the form of Restricted Stock Awards or Restricted Stock Unit Awards. The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each Award to such persons and, if applicable, the number of shares of Common Stock, the number of SARs, the number of Restricted Stock Units subject to such an Award, the exercise price or base price associated with the Award, the time and conditions of exercise or settlement of the Award and all other terms and conditions of the Award, including, without limitation, the form of the Agreement evidencing the Award. Subject to the minimum vesting criteria set forth in Section 1.5(h), the Committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding Options and SARs shall become exercisable in part or in full, (ii) all or a portion of the Restriction Period applicable to any outstanding Restricted Stock or Restricted Stock Units shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding Restricted Stock, Restricted Stock Units, Options shall lapse and (iv) the Performance Measures (if any) applicable to any outstanding Award shall be deemed to be satisfied at the maximum or any other level. The Committee shall have the authority, subject to the terms of this Plan: (x) to interpret this Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of this Plan and to make exceptions to the Plan or any such rules and regulations if the Committee determines, in good faith, that it is necessary to do so in light of extraordinary circumstances and for the benefit of the Company and so as to avoid unanticipated consequences or to address unanticipated events (including any temporary closure of an applicable stock exchange, disruption of communications or natural catastrophe); (y) to impose, incidental to the grant of an Award, conditions with respect to the Award, such as limiting competitive employment or other activities or applying the Company's compensation recovery policy, as amended from time to time; and (z) subject to Section 4.2, to amend any outstanding Awards; provided, however, that if any such amendment materially impairs a Participant's rights with respect to such Award, such amendment shall also be subject to the Participant's consent. All such interpretations, rules, regulations and conditions shall be conclusive and binding on all parties.

Subject to applicable law and applicable rules and regulations of the New York Stock Exchange, the Committee may delegate some or all of its power and authority hereunder to the Board or to the President and Chief Executive Officer or other executive officer of the Company as the Committee deems appropriate; provided, however, that the Committee may not delegate its power and authority to the President and Chief Executive Officer or other executive officer of the Company with regard to the selection for participation in this Plan of an officer, non-management director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an Award to such an officer, non-management director or other person. In addition, the Committee may delegate any or all aspects of day to day administration of the Plan to one or more officers or employees of the Company or any Subsidiary, and/or to any one or more agents.

No member of the Board or Committee, and neither the President and Chief Executive Officer nor any other executive officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan in good faith, and the members of the Board and the Committee and the President and Chief Executive Officer or other executive officer shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company's Certificate of Incorporation and/or By-laws) and under any directors' and officers' liability insurance that may be in effect from time to time. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company or the Committee to assist in the administration of the Plan.

1.4 **Eligibility.** Participants in this Plan shall consist of such officers, other employees and non-management directors of the Company and its Subsidiaries as the Committee in its sole discretion may select from time to time. The Committee's selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. For purposes of this Plan, references to employment by the Company shall also mean employment by a Subsidiary.

1.5 **Shares Available.**

(a) *Share Reserve.* Subject to adjustment as provided in Section 4.7 and to all other limits set forth in this Section 1.5, the maximum aggregate number of shares of Common Stock that shall be available for issuance under this Plan is equal to the sum of: (i) 13,500,000; plus (ii) the number of shares of Common Stock subject to any awards granted under the Prior Plans that are outstanding as of the effective date of this Plan that are subsequently settled for cash, forfeited, expired, or for any reason are cancelled or terminated, without resulting in the issuance of shares of Common Stock.

Subject to adjustment as provided in Section 4.7 only to the extent that such calculation or adjustment will not affect the status of any Option intended to qualify as an Incentive Stock Option under Section 422 of the Code, the number of shares of Common Stock authorized for grant as Incentive Stock Options shall be no more than the total number of shares of Common Stock authorized for grant under the Plan under Section 1.5(a)(i).

(b) *Counting Shares Against the Share Reserve.* In general, any shares of Common Stock that are issued pursuant to Awards shall be counted against the share reserve limit in Section 1.5 as one (1) share of Common Stock for every one (1) share of Common Stock granted; provided, however, that any Shares in excess of 3,500,000 Shares issued pursuant to Full Value Awards shall be counted against the shares of Common Stock authorized for issuance under this Plan as 3.8 Shares for every one Share issued pursuant to such Award.

(c) *Substitute Awards.* Substitute Awards shall not reduce the shares of Common Stock authorized for grant under the Plan; nor shall shares of Common Stock subject to Substitute Awards be added to the shares available for Awards under the Plan as provided in Section 1.5(d) below. Additionally, to the extent permitted by NYSE Listed Company Manual Section 303A.08 or other applicable stock exchange rules, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio of formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Common Stock authorized for grant under the Plan (and shares of Common Stock subject to such Awards shall not be added to the shares available for Awards under the Plan as provided in Section 1.5(d) below); provided, that Awards using such available shares shall not be made after the date awards could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Subsidiaries immediately prior to such acquisition or combination.

(d) *Shares Available for Subsequent Issuance.* If any shares of Common Stock subject to an Award are forfeited, canceled, terminated or expire, or an Award is settled for cash (in whole or in part), the shares of Common Stock subject to such Award shall, to the extent of such forfeiture, cancelation, termination, expiration or cash settlement, again be available for Awards under the Plan (and shall not be counted against the limit set forth in the second paragraph of Section 1.5(a)).

(e) *Shares Not Available for Subsequent Issuance.* Notwithstanding anything in this Section 1.5 to the contrary, shares of Common Stock subject to an Award under this Plan (or the Prior Plans) may not be made available for issuance under this Plan if such shares are: (i) shares that were subject to a stock-settled SAR (or stock appreciation right granted under the Prior Plans) and were not issued upon the net settlement or net exercise of such SAR (or stock appreciation right granted under the Prior Plans); (ii) shares delivered to or withheld by the Company to pay the exercise price of an Option (or option granted under the Prior Plans); (iii) shares delivered to or withheld by the Company to pay withholding taxes related to an Award (or award granted under the Prior Plans); or (iv) shares repurchased on the open market with the proceeds of an Option (or option granted under the Prior Plans) exercise.

(f) *Source of Shares.* Shares of Common Stock to be delivered under this Plan shall be made available from authorized and unissued shares of Common Stock, or authorized and issued shares of Common Stock reacquired and held as treasury shares or otherwise or a combination thereof.

(g) *Non-Management Director Awards.* The aggregate dollar value of equity-based (based on the grant date fair value of equity-based Awards) and cash compensation granted under this Plan or otherwise during any calendar year to any one non-management director shall not exceed $500,000; provided, however, that in the calendar year in which a non-management director first joins the Board of Directors or is first designated as Chairman of the Board of Directors or Lead Director, the maximum aggregate dollar value of equity-based and cash compensation granted to the Participant may be up to two hundred percent (200%) of the foregoing limit and the foregoing limit shall not count any Tandem SARs.

(h) *Minimum Vesting.* Further, and notwithstanding anything in the Plan to the contrary, (i) Restricted Stock and Restricted Stock Units granted under the Plan may not vest or be settled, in whole or in part, for Board members, prior to the one-year anniversary, and for all other participants, prior to the three-year anniversary, of the date of grant, except that the Committee may provide that Restricted Stock or Restricted Stock Units may vest or settle prior to such date in the event of the Participant's death or disability or in the event of a Change in Control; (ii) Options granted under the Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant, except that the Committee may provide that Options become exercisable, vest or settle prior to such date in the event of the Participant's death or disability or in the event of a Change in Control; and (iii) SARs granted under the Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant, except that the Committee may provide that SARs become exercisable, vest or settle prior to such date in the event of the Participant's death or disability or in the event of a Change in Control. Notwithstanding the foregoing, up to 5% of the aggregate number of shares of Common Stock authorized for issuance under this Plan (as described in Section 1.5(a)) may be issued pursuant to Awards subject to any, or no, vesting conditions, as the Committee determines appropriate.

II. Stock Options and Stock Appreciation Rights

2.1 **Stock Options.** The Committee may, in its discretion, grant Options to purchase shares of Common Stock to such eligible persons as may be selected by the Committee. Each Option, or portion thereof, that is not an Incentive Stock Option shall be a Nonqualified Stock Option. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock with respect to which Options designated as Incentive Stock Options are exercisable for the first time by a participant during any calendar year (under this Plan or any other plan of the Company, or any parent or Subsidiary) exceeds the amount (currently $100,000) established by the Code, such Options shall constitute Nonqualified Stock Options.

Options may be granted in addition to, or in lieu of, any other compensation payable to officers, other employees and non-management directors, and in all cases shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) *Number of Shares and Purchase Price*. The number of shares of Common Stock subject to an Option and the purchase price per share of Common Stock purchasable upon exercise of the Option shall be determined by the Committee; provided, however, that the purchase price per share of Common Stock purchasable upon exercise of a Nonqualified Stock Option or an Incentive Stock Option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such Option; provided further, that if an Incentive Stock Option shall be granted to any person who, at the time such Option is granted, owns capital stock possessing more than 10 percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or Subsidiary) (a "**Ten Percent Holder**"), the purchase price per share of Common Stock shall not be less than the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option. Notwithstanding the foregoing, the purchase price per share of Common Stock purchasable upon exercise of an Option granted pursuant to a Substitute Award may be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant, provided, that such purchase price complies with the requirements of Sections 409A and 422 of the Code, as applicable.

(b) *Option Period and Exercisability*. The period during which an Option may be exercised shall be determined by the Committee; provided, however, that no Incentive Stock Option or Nonqualified Stock Option shall be exercised later than seven years after its date of grant; provided further, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such Option shall not be exercised later than five years after its date of grant. The Committee may, in its discretion, determine that an Option is to be granted subject to performance criteria and may establish an applicable Performance Period and Performance Measures which shall be satisfied or met as a condition to the grant of such Option or to the exercisability of all or a portion of such Option. The Committee shall determine whether an Option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. Each Option granted under the Plan shall become vested and exercisable, in whole or in part, at such time or times during its term as set forth in the Agreement and subject to the terms of this Plan. An exercisable Option, or portion thereof, may be exercised only with respect to whole shares of Common Stock.

(c) *Method of Exercise*. An Option may be exercised, to the extent then exercisable, (i) by delivering a written or electronic notice to the Company's stock plan administrator in a form satisfactory to the Committee specifying the number of whole shares of Common Stock to be purchased and accompanying such notice with payment therefor in full (or arrangement made for such payment to the Company's satisfaction) either (A) in cash or check, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of shares of Common Stock having a Fair Market Value equal to the aggregate purchase price payable by reason of such exercise, (C) authorizing the Company or stock plan administrator to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value equal to the amount necessary to satisfy such obligation, (D) except as may be prohibited by applicable law, in cash by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise or (E) a combination of (A), (B) and (C), in each case to the extent set forth in the Agreement relating to the Option, (ii) if applicable, by surrendering to the Company any Tandem SARs which are cancelled by reason of the exercise of the Option and (iii) by executing such documents as the Company may reasonably request. Any fraction of a share of Common Stock which would be required to pay such purchase price shall be disregarded and the remaining amount due shall be paid in cash by the optionee. No shares of Common Stock shall be issued and no certificate representing Common Stock shall be delivered until the full purchase price therefor and any withholding taxes thereon, as described in Section 4.5, have been paid (or arrangement made for such payment to the Company's satisfaction).

(d) *Automatic Exercise of In-the-Money Options*. The Committee, in its sole discretion, may provide in an Award Agreement or otherwise that any Option outstanding on the Automatic Exercise Date with an exercise price per share of Common Stock that is less than the Fair Market Value per share of Common Stock as of such date shall automatically and without further action by any Participant (or, in the event of Participant's death, Participant's personal representative or estate) or the Company be exercised on the Automatic Exercise Date if the Committee, in its sole discretion, determines that such exercise would provide economic benefit to the Participant after payment of the exercise price, applicable taxes and any expenses to effect the exercise. In the sole discretion of the Committee, payment of the exercise price of any Option may be made pursuant to Section 2.1(c)(i)(C) or (D), and the Company may deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 4.5(ii)(C) or (D). Unless otherwise determined by the Committee, this Section 2.1(d) shall not apply to an Option if the Participant of such Option incurs a termination of employment or service on or before the Automatic Exercise Date.

(e) *No Stockholder Rights*. Participants shall have no voting rights and will have no rights to receive dividends or dividend equivalents in respect of an Option or any shares of Common Stock subject to an Option until the Participant has become the holder of record of such shares of Common Stock.

2.2 **Stock Appreciation Rights.** The Committee may, in its discretion, grant SARs to such eligible persons as may be selected by the Committee. The Agreement relating to a SAR shall specify whether the SAR is a Tandem SAR or a Free-Standing SAR.

SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) *Number of SARs and Base Price*. The number of SARs subject to an Award shall be determined by the Committee. Any Tandem SAR related to an Incentive Stock Option shall be granted at the same time that such Incentive Stock Option is granted. The base price of a Tandem SAR shall be the purchase price per share of Common Stock of the related Option. The base price of a Free-Standing SAR shall be determined by the Committee; provided, however, that such base price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such SAR. Notwithstanding the foregoing, the base price of a SAR granted pursuant to a Substitute Award may be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant, provided, that such base price complies with the requirements of Section 409A of the Code.

(b) *Exercise Period and Exercisability.* The period for the exercise of a SAR shall be determined by the Committee; provided, however, that no Tandem SAR shall be exercised later than the expiration, cancellation, forfeiture or other termination of the related Option and no Free-Standing SAR shall be exercised later than 7 years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of a SAR or to the exercisability of all or a portion of a SAR. The Committee shall determine whether a SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. Each SAR granted under the Plan shall become vested and exercisable, in whole or in part, at such time or times during its term as set forth in the Agreement and subject to the terms of this Plan. An exercisable SAR, or portion thereof, may be exercised, in the case of a Tandem SAR, only with respect to whole shares of Common Stock and, in the case of a Free-Standing SAR, only with respect to a whole number of SARs. If a SAR is exercised for shares of Restricted Stock, a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.2(c), or such shares shall be transferred to the holder in book entry form with restrictions on the Shares duly noted, and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to Section 3.2(d).

(c) *Method of Exercise.* A Tandem SAR may be exercised, to the extent then exercisable, (i) by delivering a written or electronic notice to the Company's stock plan administrator in a form satisfactory to the Committee specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any Options which are cancelled by reason of the exercise of the Tandem SAR and (iii) by executing such documents as the Company may reasonably request. A Free-Standing SAR may be exercised, to the extent then exercisable, (A) by delivering a written or electronic notice to the Company's stock plan administrator in a form satisfactory to the Committee specifying the whole number of SARs which are being exercised and (B) by executing such documents as the Company may reasonably request.

(d) *Automatic Exercise of In-the-Money SARs.* The Committee, in its sole discretion, may provide in an Award Agreement or otherwise that any SAR outstanding on the Automatic Exercise Date with a base price per share of Common Stock that is less than the Fair Market Value per share of Common Stock as of such date shall automatically and without further action by any Participant (or, in the event of Participant's death, Participant's personal representative or estate) or the Company be exercised on the Automatic Exercise Date if the Committee, in its sole discretion, determines that such exercise would provide economic benefit to the Participant after payment of the applicable taxes and any expenses to effect the exercise. In the sole discretion of the Committee, the Company may deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 4.5(ii)(C) or (D). Unless otherwise determined by the Committee, this Section 2.2(d) shall not apply to a SAR if the Participant of such SAR incurs a termination of employment or service on or before the Automatic Exercise Date.

(e) *No Stockholder Rights.* Participants shall have no voting rights and will have no rights to receive dividends or dividend equivalents in respect of a SAR or any shares of Common Stock subject to a SAR until the Participant has become the holder of record of such shares of Common Stock.

2.3 **Termination of Employment or Service.** All of the terms relating to the exercise, cancellation or other disposition of an Option or SAR upon a termination of employment or service with the Company of the holder of such Option or SAR, as the case may be, whether by reason of disability, retirement, death or any other reason, shall be determined by the Committee, subject to the terms of the Plan.

2.4 **Limitations.**

(a) *No Repricing.* Notwithstanding anything in this Plan to the contrary and subject to Section 4.7, without the prior approval of the stockholders of the Company, the Committee will not amend or replace any previously granted Option or SAR in a transaction that constitutes a "repricing," including, but not limited to: (i) the reduction, directly or indirectly, in the per-share price of an outstanding Option or SAR by amendment, cancellation or substitution; (ii) any action that is treated as a repricing under generally accepted accounting principles; (iii) at any time when the per-share price of an outstanding Option or SAR is above the Fair Market Value of a share of Common Stock, canceling (or accepting the surrender of) an Option or SAR in exchange for another Option, SAR or other equity security or cash (unless the cancellation and exchange occurs in connection with a merger, acquisition, or similar transaction); and (iv) any other action that is treated as a repricing by the rules or regulations of the New York Stock Exchange.

III. Stock Awards

3.1 **Stock Awards.** The Committee may, in its discretion, grant Stock Awards to such eligible persons as may be selected by the Committee. The Agreement relating to a Stock Award shall specify whether the Stock Award is a Restricted Stock Award or a Restricted Stock Unit Award.

3.2 **Terms of Restricted Stock Awards.** Restricted Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) *Number of Shares and Other Terms.* The number of shares of Common Stock subject to a Restricted Stock Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Award shall be determined by the Committee.

(b) *Vesting and Forfeiture*. The Agreement relating to a Restricted Stock Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of the shares of Common Stock subject to such Award (i) if the holder of such Award remains continuously in the employment or service of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such Award (x) if the holder of such Award does not remain continuously in the employment or service of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) *Stock Issuance*. During the Restriction Period, the shares of Restricted Stock shall be held by a custodian in book entry form with restrictions on such shares duly noted or, alternatively, a certificate or certificates representing a Restricted Stock Award shall be registered in the holder's name and may bear a legend, in addition to any legend which may be required pursuant to Section 4.6, indicating that the ownership of the shares of Common Stock represented by such certificate is subject to the restrictions, terms and conditions of this Plan and the Agreement relating to the Restricted Stock Award. All such certificates shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate, which would permit transfer to the Company of all or a portion of the shares of Common Stock subject to the Restricted Stock Award in the event such Award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of applicable Performance Measures), subject to the Company's right to require payment of any taxes in accordance with Section 4.5, the restrictions shall be removed from the requisite number of any shares of Common Stock that are held in book entry form, and all certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such Award.

(d) *Rights with Respect to Restricted Stock Awards*. Unless otherwise set forth in the Agreement relating to a Restricted Stock Award, and subject to the terms and conditions of a Restricted Stock Award, the holder of such Award shall have all rights as a stockholder of the Company, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of Common Stock. Notwithstanding the foregoing, dividends credited/payable in connection with a Restricted Stock Award that is not yet vested shall be subject to the same restrictions and risk of forfeiture as the underlying Restricted Stock Award and shall not be paid until the underlying Restricted Stock Award vests.

3.3 **Terms of Restricted Stock Unit Awards.** Restricted Stock Unit Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) *Number of Shares and Other Terms*. The number of shares of Common Stock subject to a Restricted Stock Unit Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Unit Award shall be determined by the Committee.

(b) *Vesting and Forfeiture*. The Agreement relating to a Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Restricted Stock Unit Award (i) if the holder of such Award remains continuously in the employment or service of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such Award (x) if the holder of such Award does not remain continuously in the employment or service of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) *Settlement of Vested Restricted Stock Unit Awards*. The Agreement relating to a Restricted Stock Unit Award shall specify (i) whether such Award may be settled in shares of Common Stock or cash or a combination thereof and (ii) whether the holder thereof shall be entitled to receive dividend equivalents with respect to the number of shares of Common Stock subject to such Award. Prior to the settlement of a Restricted Stock Unit Award, the holder of such Award shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such Award. Notwithstanding the foregoing, any dividend equivalents credited/payable in connection with a Restricted Stock Unit Award that is not yet vested shall be subject to the same restrictions and risk of forfeiture as the underlying Restricted Stock Unit Award and shall not be paid until the underlying Restricted Stock Unit Award vests.

3.4 **Termination of Employment or Service.** All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period or Performance Period relating to a Stock Award, or any forfeiture and cancellation of such Award upon a termination of employment or service with the Company of the holder of such Award, whether by reason of disability, retirement, death or any other reason, shall be determined by the Committee.

IV. General

4.1 **Effective Date and Term of Plan.** This Plan shall be submitted to the stockholders of the Company for approval at the Company's 2022 annual meeting of stockholders and, if approved by the stockholders of the Company shall become effective as of the date of such approval. This Plan shall terminate as of the annual meeting of the Company's stockholders that occurs during the year of the tenth anniversary of its effective date, unless terminated earlier by the Board, and Awards hereunder may be made at any time prior to the termination of this Plan; provided, however, that Incentive Stock Options may not be granted under the Plan after the tenth anniversary of the date of the Board's original approval of this Plan (March 10, 2022). Termination of this Plan shall not affect the terms or conditions of any Award granted prior to termination. Upon the effective date of this Plan, no further Awards shall be granted under the Prior Plans.

4.2 **Amendment or Termination.** The Board may amend or terminate this Plan as it shall deem advisable, subject to any requirement of stockholder approval required by applicable law, rule or regulation, including any rule of the New York Stock Exchange, or, if the Common Stock is not listed on the New York Stock Exchange, any rule of the principal national stock exchange on which the Common Stock is then traded; provided, however, that no amendment or termination may impair in any material way the rights of a holder of an outstanding Award without the consent of such holder; provided that no such consent shall be required if the Committee determines in its sole discretion and prior to the date of any Change in Control that such amendment either is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated.

4.3 **Agreement.** Each Award under this Plan shall be evidenced by a written or electronic Agreement setting forth the terms and conditions applicable to such Award. An Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, memoranda, notices or similar instruments as approved by the Committee. The Committee may provide that an Award shall not be valid until an Agreement is executed by the Company and the recipient of such Award (for clarity, electronic acceptance of an agreement in accordance with the procedures of the Company's stock plan administrator shall be deemed to be execution) and, upon execution by each party and delivery of the Agreement to the Company within the time period specified by the Company, such Award shall be effective as of the effective date set forth in the Agreement.

4.4 **Non-Transferability.** Each Award may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or SAR shall be exercisable only by the Participant during his or her lifetime. Notwithstanding the foregoing, outstanding Options may be exercised following the Participant's death by the Participant's beneficiaries or as permitted by the Committee. Further, and notwithstanding the foregoing, to the extent permitted by the Committee, the person to whom an Award is initially granted (the "**Grantee**") may transfer an Award to any "family member" of the Grantee (as such term is defined in Section A.1(a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as amended ("**Form S-8**")), to trusts solely for the benefit of such family members and to partnerships in which such family members and/or trusts are the only partners; provided that, (i) as a condition thereof, the transferor and the transferee must execute a written agreement containing such terms as specified by the Administrator, and (ii) the transfer is pursuant to a gift or a domestic relations order to the extent permitted under the General Instructions to Form S-8. Except to the extent specified otherwise in the agreement the Administrator provides for the Grantee and transferee to execute, all vesting, exercisability and forfeiture provisions that are conditioned on the Grantee's continued employment or service shall continue to be determined with reference to the Grantee's employment or service (and not to the status of the transferee) after any transfer of an Award pursuant to this Section 4.4, and the responsibility to pay any taxes in connection with an Award shall remain with the Grantee notwithstanding any transfer other than by will or intestate succession.

4.5 **Tax Withholding.** The Company shall have the right to require, prior to the issuance or delivery of any shares of Common Stock or the payment of any cash pursuant to an Award made hereunder, payment by the holder of such Award of any federal, state, local or other taxes which may be required to be withheld or paid in connection with such Award. An Agreement may provide that (i) the Company shall withhold or direct the withholding of whole shares of Common Stock which would otherwise be delivered to a holder, having an aggregate Fair Market Value equal to the amount necessary to satisfy any such obligation, or withhold or direct the withholding of an amount of cash which would otherwise be payable to a holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company, (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole shares of Common Stock having an aggregate Fair Market Value equal to the amount necessary to satisfy any such obligation, (C) authorizing the Company or its stock plan administrator to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value or withhold an amount of cash which would otherwise be payable to a holder, equal to the amount necessary to satisfy any such obligation, (D) in the case of the exercise of an Option or a SAR and except as may be prohibited by applicable law, a cash payment by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise or (E) any combination of (A), (B) and (C), in each case to the extent set forth in the Agreement relating to the Award.

4.6 **Restrictions on Shares.** Each Award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Common Stock subject to such Award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing shares of Common Stock delivered pursuant to any Award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

4.7 **Adjustment.** In the event of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of Common Stock other than a regular cash dividend, the number and class of securities available under this Plan, the number and class of securities subject to each outstanding Option and the purchase price per security, the terms of each outstanding SAR, the terms of each outstanding Restricted Stock Award and Restricted Stock Unit Award, including the number and class of securities subject thereto, the maximum number of securities with respect to which Options or SARs may be granted during any fiscal year of the Company to any one grantee, and the maximum number of shares of Common Stock that may be awarded during any fiscal year of the Company to any one grantee pursuant to a Stock Award that is subject to Performance Measures granted during any fiscal year of the Company to any one grantee shall be equitably adjusted by the Committee. The decision of the Committee regarding any such adjustment shall be final, binding and conclusive. Adjustments need not be uniform between different Awards or different types of Awards. If any such adjustment would result in a fractional security being (a) available under this Plan, such fractional security shall be disregarded, or (b) subject to an Award under this Plan, the Company shall pay the holder of such Award, in connection with the first vesting, exercise or settlement of such Award, in whole or in part, occurring after such adjustment, an amount in cash determined by multiplying (i) the fraction of such security (rounded to the nearest hundredth) by (ii) the excess, if any, of (A) the Fair Market Value on the vesting, exercise or settlement date over (B) the exercise or base price, if any, of such Award.

4.8 Change in Control.

(a) The Committee may through the terms of the Award or otherwise provide that any or all of the following shall occur, either immediately upon the Change in Control, or upon termination or constructive termination of the Participant's employment or service within six (6) months prior to or twenty-four (24) months following a Change in Control: (a) all outstanding Options and SARs shall immediately become exercisable in full, (b) the Restriction Period applicable to any outstanding Restricted Stock Award or Restricted Stock Unit Award shall lapse, (c) the Performance Period applicable to any outstanding Award shall lapse, and/or (d) the Performance Measures applicable to any outstanding Award shall be deemed to be satisfied at their target levels or, if greater, on a pro rata basis based on actual achievement as of the date of the Change in Control; provided, however, that notwithstanding anything herein to the contrary, in no event shall any accelerated vesting of an award in connection with a Change in Control be effective unless the Change in Control is consummated. The Board (as constituted prior to such Change in Control) may, in its discretion: (1) require that shares of stock of the corporation resulting from such Change in Control, or a parent corporation thereof, be substituted for some or all of the shares of Common Stock subject to an outstanding Award, with an appropriate and equitable adjustment to such Award as shall be determined by the Board in accordance with Section 4.7; and/or (2) require outstanding Awards, in whole or in part, to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive (A) a cash payment in an amount equal to (i) in the case of an Option or a SAR, the number of shares of Common Stock then subject to the portion of such Option or SAR surrendered multiplied by the excess, if any, of the highest per share price offered to holders of Common Stock in any transaction whereby the Change in Control takes place, over the purchase price or base price per share of Common Stock subject to such Option or SAR, and (ii) in the case of a Stock Award, the number of shares of Common Stock then subject to the portion of such award surrendered multiplied by the highest per share price offered to holders of Common Stock in any transaction whereby the Change in Control takes place; (B) shares of capital stock of the corporation resulting from such Change in Control, or a parent corporation thereof, having a fair market value not less than the amount determined under clause (A) above; or (C) a combination of the payment of cash pursuant to clause (A) above and the issuance of shares pursuant to clause (B) above. The Board need not take the same action or actions with respect to all Awards or portions of Awards with respect to all participants. If, in connection with a Change in Control, no provision is made for the exercise, payment or lapse of conditions or restrictions on an Award, or other procedure whereby a Participant may realize the full benefit of the Award, the Committee may, through the terms of the Award or otherwise, provide for a conditional exercise, payment or lapse of conditions or restrictions on an Award, which shall only be effective if such Change in Control is consummated.

(b) For purposes of this Plan, a "**Change in Control**" shall occur (a) upon the consummation of any transaction pursuant to which any person or group, as defined in Sections 13(d) and 14(d)(2) of the Exchange Act, as amended, is or becomes the beneficial owner, directly or indirectly of securities of the Company representing 50 percent or more of the combined voting power of the Company's outstanding securities then entitled to vote for the election of directors; or (b) if during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new directors whose election by the Board or nomination for election by the Company's stockholders was approved by at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election was previously so approved cease for any reason to constitute at least a majority thereof.

If and to the extent that any Award is determined by the Company to constitute "non-qualified deferred compensation" subject to Section 409A of the Code and such Award is payable to a participant upon a Change in Control, then no payment shall be made pursuant to such Award unless such Change in Control constitutes a "change in the ownership of the corporation," "a change in effective control of the corporation," or "a change in the ownership of a substantial portion of the assets of the corporation" within the meaning of Section 409A of the Code; provided that if such Change in Control does not constitute a "change in the ownership of the corporation," "a change in effective control of the corporation," or "a change in the ownership of a substantial portion of the assets of the corporation" within the meaning of Section 409A of the Code, then the Award shall still fully vest upon such Change in Control, but shall be payable upon the original schedule contained in the Award.

4.9 Deferrals. The Committee may determine that the delivery of shares of Common Stock or the payment of cash, or a combination thereof, upon the exercise or settlement of all or a portion of any Award (other than Awards of Incentive Stock Options, Nonqualified Stock Options and SARs) made hereunder shall be deferred, or the Committee may, in its sole discretion, approve deferral elections made by holders of Awards. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, subject to the requirements of Section 409A of the Code.

4.10 No Right of Participation, Employment or Service. Unless otherwise set forth in an employment agreement, no person shall have any right to participate in this Plan. Neither this Plan nor any Award made hereunder shall confer upon any person any right to continued employment by or service with the Company, any Subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any affiliate of the Company to terminate the employment or service of any person at any time without liability hereunder.

4.11 Designation of Beneficiary. To the extent permitted by the Committee, a participant may, by completing and returning the appropriate form provided by the Company or its stock plan administrator, name a beneficiary or beneficiaries to receive any payment to which such participant may become entitled under this Plan in the event of his or her death. To the extent permitted by the Committee, a participant may change his or her beneficiary or beneficiaries from time to time by submitting a new form in accordance with the procedures established by the Company and/or its stock plan administrator. If a participant does not or is not permitted to designate a beneficiary, or if no designated beneficiary is living on the date any amount becomes payable under this Plan, such payment will be made to the legal representatives of his or her estate, which will be deemed to be his or her designated beneficiary under this Agreement.

4.12 **Recovery Policy.** Notwithstanding any other provisions in the Plan, any Award which is subject to a recovery policy under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any recovery policy adopted by the Company, including a policy adopted by the Company in response to any such law, government regulation or stock exchange listing requirement). To the extent any such recovery policy requires the repayment of incentive-based compensation received by a Participant, whether paid pursuant to an Award granted under this Plan or any other plan of incentive-based compensation maintained in the past or adopted in the future by the Company, by accepting an Award under this Plan, the Participant agrees to the repayment of such amounts to the extent required by such policy and applicable law.

4.13 **Section 409A.** (a) The Plan and Awards granted under the Plan are intended to be exempt from the requirements of Section 409A of the Code to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation 1.409A-1(b)(4), the exclusion applicable to stock options, stock appreciation rights and certain other equity-based compensation under Treasury Regulation 1.409A-1(b)(5), or otherwise. To the extent Section 409A of the Code is applicable to the Plan or any Award granted under the Plan, it is intended that the Plan and any Awards granted under the Plan comply with the requirements of Section 409A of the Code. Notwithstanding any other provision of the Plan or any Award granted under the Plan to the contrary, the Plan and any Award granted under the Plan shall be interpreted, operated and administered in a manner consistent with such intentions.

(b) Notwithstanding any other provision of the Plan to the contrary, the Board, to the extent it deems necessary or advisable in its sole discretion, reserves the right, but shall not be required, to unilaterally amend or modify the Plan pursuant to Section 4.2 and any Award granted under the Plan so that the Award qualifies for exemption from or complies with Section 409A of the Code; provided, however, that the Committee makes no representations that Awards granted under the Plan shall be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to Awards granted under the Plan.

(c) To the extent any payment under this Plan is considered deferred compensation subject to the restrictions contained in Section 409A of the Code, and to the extent necessary to avoid the imposition of taxes under Section 409A of the Code, such payment may not be made to a specified employee (as determined in accordance with a uniform policy adopted by the Company with respect to all arrangements subject to Section 409A of the Code) upon separation from service (within the meaning of Section 409A of the Code) before the date that is six months after the specified employee's separation from service (or, if earlier, the specified employee's death). Any payment that would otherwise be made during this period of delay shall be accumulated and paid on the sixth month plus one day following the specified employee's separation from service (or, if earlier, as soon as administratively practicable after the specified employee's death).

4.14 **Governing Law.** This Plan, each Award hereunder and the related Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

4.15 **Non-U.S. Employees.** Without amending this Plan, the Committee may grant Awards to eligible persons who are non-U.S. nationals on such terms and conditions different from those specified in this Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of this Plan and, in furtherance of such purposes the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

4.16 **Data Protection.** By participating in the Plan, a Participant consents to the collection, processing, transmission and storage by the Company in any form whatsoever, of any data of a professional or personal nature which is necessary for the purposes of introducing and administering the Plan. The Company may share such information with any Subsidiary, the trustee of any employee benefit trust, its registrars, trustees, brokers, other third-party administrator or any Person who obtains control of the Company or acquires the Company or a Subsidiary which employs the Participant.

Exhibit B: Information Regarding Non-GAAP Measures

For 2021, the executive compensation performance measures used by the Compensation Committee were adjusted EBITDAC, adjusted EBITDAC per share, and adjusted revenue, in each case for our combined brokerage and risk management segments. The Committee believes that these measures align with the key components of our long-term strategy and drive our long-term stock price performance. Please see page 27 in the body of this Proxy Statement for detailed information regarding these measures. In the context of 2021 compensation decisions, the Committee also considered our adjusted EBITDAC margin and organic revenue performance. For these measures, definitions and GAAP reconciliations are set forth below.

The measures discussed below are not in accordance with, or an alternative to, the GAAP information provided in this Proxy Statement. We believe that these presentations provide useful information to management, analysts and investors regarding financial and business trends relating to Gallagher's results of operations and financial condition. Our industry peers may provide similar supplemental non-GAAP information related to adjusted EBITDAC margin and organic revenues, although they may not use the same or comparable terminology and may not make identical adjustments. The non-GAAP information we provide should be used in addition to, but not as a substitute for, the GAAP information provided in this Proxy Statement. Certain reclassifications have been made to the prior year amounts in order to conform them to the current year presentation.

Adjusted EBITDAC Margin – adjusted EBITDAC margin is presented to improve the comparability of our results between periods by eliminating the impact of items that have a high degree of variability.

- **EBITDAC** – We define this measure as net earnings before interest, income taxes, depreciation, amortization and the change in estimated acquisition earnout payables.

- **Adjusted EBITDAC** – We define this measure as EBITDAC adjusted to exclude net gains or losses on divestitures, acquisition integration costs, workforce and lease termination related charges, acquisition-related adjustments and the period-over-period impact of foreign currency translation, as applicable. The amounts excluded with respect to foreign currency translation are calculated by applying current year foreign exchange rates to the same periods in the prior year.

  Please note that "adjusted EBITDAC" as defined on page 27 in the context of annual cash incentives and performance share units is the same as this definition, except that it does not exclude acquisition integration costs and other acquisition-related adjustments.

- **Adjusted EBITDAC margin** – We define this measure as adjusted EBITDAC divided by total adjusted revenues (for the brokerage segment) and total adjusted revenues before reimbursements (for the risk management segment). See table on the next page.

Organic Revenues – For the brokerage segment, organic change in base commission and fee revenues, supplemental revenues and contingent revenues exclude the first twelve months of such revenues generated from acquisitions and such revenues related to divested operations and program repricing in each year presented. These revenues are excluded from organic revenues in order to help interested persons analyze the revenue growth associated with the operations that were a part of Gallagher in both the current and prior periods. In addition, organic change in base commission and fee revenues, supplemental revenues and contingent revenues excludes the period-over-period impact of foreign currency translation. For the risk management segment, organic change in fee revenues excludes the first twelve months of fee revenues generated from acquisitions and the fee revenues related to operations disposed of in each year presented. In addition, change in organic growth excludes the period-over-period impact of foreign currency translation to improve the comparability of our results between periods by eliminating the impact of the items that have a high degree of variability or are due to the limited-time nature of these revenue sources.

These revenue items are excluded from organic revenues in order to determine a comparable, but non-GAAP, measurement of revenue growth that is associated with the revenue sources that are expected to continue in the current year and beyond. We have historically viewed organic revenue growth as an important indicator when assessing and evaluating the performance of our brokerage and risk management segments. We also believe that using this non-GAAP measure allows readers of our financial statements to measure, analyze and compare the growth from our brokerage and risk management segments in a meaningful and consistent manner.

All figures are unaudited and in millions except percentages

ADJUSTED REVENUE AND ADJUSTED EBITDAC MARGIN

ADJUSTED REVENUE	2021	2020
Brokerage – Revenue	$5,967.5	$5,167.1
Net gains (losses) on divestitures	(18.8)	5.8
Levelized foreign currency translation	—	110.1
Brokerage – Adjusted Revenue	**$5,948.7**	**$5,283.0**
Risk Management – Revenue	$ 967.6	$ 821.7
Net gains (losses) on divestitures	(0.1)	—
Levelized foreign currency translation	—	11.4
Risk Management – Adjusted Revenue	**$ 967.5**	**$ 833.1**
Brokerage and Risk Management – Adjusted Revenue	**$6,916.2**	**$6,116.1**

EBITDAC – Brokerage	2021	2020
Net earnings	$1,016.6	$ 866.0
Provision for income taxes	328.9	276.3
Depreciation	87.8	73.5
Amortization	407.6	411.3
Change in estimated acquisition earnout payables	116.3	(29.7)
EBITDAC	**$1,957.2**	**$1,597.4**

EBITDAC – Risk Management	2021	2020
Net earnings	$ 89.5	$ 66.9
Provision for income taxes	30.6	22.5
Depreciation	46.2	49.4
Amortization	7.5	6.0
Change in estimated acquisition estimated payables	3.3	(3.2)
EBITDAC	**$177.1**	**$141.6**

EBITDAC – Brokerage and Risk Management	2021	2020
Net earnings	$1,106.1	$ 932.9
Provision for income taxes	359.5	298.8
Depreciation	134.0	122.9
Amortization	415.1	417.3
Change in estimated acquisition estimated payables	119.6	(32.9)
EBITDAC	**$2,134.3**	**$1,739.0**

ADJUSTED EBITDAC	2021	2020
Brokerage – EBITDAC	$1,957.2	$1,597.4
Net gains (loss) on divestitures	(18.8)	5.8
Acquisition integration	31.7	25.1
Workforce and lease termination	20.6	43.9
Acquisition related adjustments	27.4	19.2
Levelized foreign currency translation	—	36.2
Brokerage – Adjusted EBITDAC	**$2,018.1**	**$1,727.6**
Risk Management – EBITDAC	$ 177.1	$ 141.6
Net gains (losses) on divestitures	(0.1)	—
Workforce and lease termination	7.1	7.9
Acquisition related adjustments	0.4	—
Levelized foreign currency translation	—	2.0
Risk Management – Adjusted EBITDAC	**$ 184.5**	**$ 151.5**
Brokerage and Risk Management – Adjusted EBITDAC	**$2,202.6**	**$1,879.1**
Brokerage and Risk Management – Adjusted Revenue	**$6,916.2**	**$6,116.1**
Brokerage and Risk Management – Adjusted EBITDAC Margin	**31.8%**	**30.7%**

ORGANIC REVENUE GROWTH

Brokerage – Organic Revenue Growth	2021	2020
Commissions and fees, as reported	$5,429.2	$4,728.8
Less commission and fees from acquisitions	(255.9)	—
Less divested operations	—	(13.7)
Levelized foreign currency translation	—	97.3
Organic base commissions and fees	**$5,173.3**	**$4,812.4**
Supplemental revenues, as reported	$ 248.7	$ 221.9
Less supplemental revenues from acquisitions	(3.1)	—
Levelized foreign currency translation	—	5.5
Organic supplemental revenues	**$ 245.6**	**$ 227.4**
Contingent revenues, as reported	$ 188.0	$ 147.0
Less contingent revenues from acquisitions	(3.3)	—
Levelized foreign currency translation	—	1.6
Organic contingent revenues	**$ 184.7**	**$ 148.6**
Organic base commissions and fees, supplemental revenues and contingent revenues	**$5,603.6**	**$5,188.4**
Organic change in base commissions and fees, supplemental revenues and contingent revenues	**8.0%**	

Risk Management – Organic Revenue Growth	2021	2020
Fees	$954.0	$815.3
International performance bonus fees	13.2	5.7
Fees as reported	**967.2**	**821.0**
Less fees from acquisitions	(33.3)	—
Levelized foreign currency translation	—	11.4
Organic fees	**$933.9**	**$832.4**
Organic change in fees	**12.2%**	

Combined Brokerage and Risk Management – Organic Revenue Growth	2021	2020
Combined organic revenue	**$6,537.5**	**$6,020.8**
Organic change in revenue	**8.6%**	

Exhibit C: Resources*

Annual Meeting	
Proxy Statement	**www.ajg.com/ir > Financial Reports > 2022 Proxy Statement**
Annual Report	**www.ajg.com/ir > Financial Reports > 2021 Annual Report**

Board of Directors	
Board of Directors	**www.ajg.com/ir > Corporate Governance > Board of Directors**
Board Committee Members	**www.ajg.com/ir > Corporate Governance > Committee Members**
Audit Committee Charter	**www.ajg.com/ir > Corporate Governance > Audit Committee Charter**
Compensation Committee Charter	**www.ajg.com/ir > Corporate Governance > Compensation Committee Charter**
Nominating/Governance Committee Charter	**www.ajg.com/ir > Corporate Governance > Nominating/Governance Committee Charter**
Risk and Compliance Committee Charter	**www.ajg.com/ir > Corporate Governance > Risk and Compliance Committee Charter**

Governance Documents	
By-laws	**www.ajg.com/ir > Corporate Governance > By-laws**
Governance Guidelines	**www.ajg.com/ir > Corporate Governance > Governance Guidelines**
Global Standards of Business Conduct	**www.ajg.com/ir > Corporate Governance > Global Standards of Business Conduct**

Other Resources	
The Gallagher Way	**www.ajg.com/about-us/the-gallagher-way/**
Sustainability Report	**www.ajg.com/ir > ESG > Sustainability Report**
Climate Disclosure Report	**www.ajg.com/ir > ESG> Climate Disclosure Report**

* The inclusion of our website address in this Proxy Statement does not include or incorporate by reference the information on our website, including the documents referenced above, into this Proxy Statement.



The Gallagher Way. Since 1927.

Arthur J. Gallagher & Co.

Global Headquarters
2850 Golf Road
Rolling Meadows, IL 60008-4050
630.773.3800

www.ajg.com

CRP41370